

667 Madison Avenue
New York, New York 10021-8087

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 10, 2005

To the Shareholders:

The Annual Meeting of Shareholders of Loews Corporation (the "Company") will be held at The Regency Hotel, 540 Park Avenue, New York, New York, on Tuesday, May 10, 2005, at 11:00 A.M. New York City time, for the following purposes:

- To elect eleven directors;

- To ratify the appointment of the Company's independent auditors for 2005;

- To consider and act upon a proposal to approve the amended and restated Loews Corporation 2000 Stock Option Plan;

- To consider and act upon a proposal to approve the amended and restated Loews Corporation Incentive Compensation Plan for Executive Officers;

- To consider and act upon four shareholder proposals; and

- To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 14, 2005 are entitled to notice of and to vote at the meeting and any adjournment thereof.

By order of the Board of Directors,

GARY W. GARSON
Secretary

Dated: March 25, 2005

SHAREHOLDERS ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

LOEWS
CORPORATION

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Loews Corporation (the "Company") of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on May 10, 2005. All properly executed proxies in the accompanying form received by the Company prior to the meeting will be voted at the meeting. Any proxy may be revoked at any time before it is exercised by giving notice in writing to the Secretary of the Company, by granting a proxy bearing a later date or by voting in person. The Company expects to mail proxy materials to the shareholders on or about March 25, 2005. The mailing address of the Company is 667 Madison Avenue, New York, NewYork 10021-8087.

Voting

The Company has two classes of common stock outstanding and eligible to vote at the meeting, namely its Common Stock ("Common Stock") and Carolina Group stock ("Carolina Group stock"). As of March 14, 2005, the record date for determination of shareholders entitled to notice of and to vote at the meeting, there were 185,622,949 shares of Common Stock and 68,027,309 shares of Carolina Group stock outstanding. Each outstanding share of Common Stock is entitled to one vote and each outstanding share of Carolina Group stock is entitled to 1/10 of a vote on all matters which may come before the meeting. The election of directors will be determined by a plurality of the votes cast by the holders of shares present in person or by proxy and entitled to vote. Consequently, the eleven nominees who receive the greatest number of votes cast for election as directors will be elected as directors of the Company. Shares present which are properly withheld as to voting with respect to any one or more nominees, and shares present with respect to which a broker indicates that it does not have authority to vote ("broker non-votes"), will not be counted. The affirmative vote of shares representing a majority of the votes cast by the holders of shares present and entitled to vote is required to approve each of the other proposals to be voted on at the meeting. Shares which are voted to abstain on these matters will be considered present at the meeting, but since they are not affirmative votes for a proposal they will have the same effect as votes against the proposal. Broker non-votes are not counted as present.

The Board of Directors of the Company has adopted a policy of confidentiality regarding the voting of shares. Under this policy, all proxies, ballots and voting tabulations in relation to the meeting that identify how an individual shareholder has voted will be kept confidential from the Company and its employees, except where disclosure is required by applicable law, a shareholder expressly requests disclosure, or in the case of a contested proxy solicitation. Proxy tabulators and inspectors of election will be employees of the Company's transfer agent or another third party, and not employees of the Company.

Principal Shareholders

The following table contains certain information, at February 28, 2005 unless otherwise indicated, as to all persons who, to the knowledge of the Company, were the beneficial owners of 5% or more of the outstanding shares of any class of the Company's voting securities. All shares reported were owned beneficially by the persons indicated unless otherwise set forth below.

Name and Address	Title of Class	Amount Beneficially Owned	Percent of Class
Wilma S. Tisch (1) . . . . 980 Fifth Avenue New York, NY 10021-8087	Common Stock	30,109,996 (2)	16.2%
Preston R. Tisch (1) . . . . 667 Madison Avenue New York, NY 10021-8087	Common Stock	29,361,377 (3)	15.8
Davis Selected Advisers, L.P. (4) . . . . 2949 Elvira Road, Suite 101 Tucson, AZ 85706	Common Stock	15,857,071	8.5
Dodge & Cox (5) . . . . One Sansome St., 35th Floor San Francisco, CA 94104	Common Stock	13,758,317	7.4
Brandes Investment Partners, LLC (6) 11988 El Camino Real Suite 500 San Diego, CA 92130	Common Stock	10,109,948	5.4
FMR Corp. ("FMR") (7) . . . . 82 Devonshire Street Boston, MA 02109	Carolina Group stock	5,356,800	7.9
AXA Financial, Inc. (8) . . . . 1290 Avenue of the Americas New York, NY 10104	Carolina Group stock	4,155,176	6.1

(1) Preston R. Tisch is Chairman of the Board of the Company. Wilma S. Tisch was the wife of Mr. P.R. Tisch's late brother, Laurence A. Tisch. James S. Tisch, President and Chief Executive Officer and a director of the Company, and Andrew H. Tisch, Chairman of the Executive Committee and a director of the Company, are sons of Mrs. Tisch and nephews of Mr. P.R. Tisch. Jonathan M. Tisch, Chairman and Chief Executive Officer of Loews Hotels and a director of the Company, is the son of Mr. P.R. Tisch. Each of Messrs. J.S. Tisch, A.H. Tisch and J.M. Tisch are members of the Company's Office of the President.

(2) Includes 6,149,562 shares of Common Stock owned by Mrs. Tisch directly or as a nominated executrix of the estate of her late husband, Mr. L.A. Tisch. Also includes an aggregate of 23,960,434 shares of Common Stock beneficially owned by her sons, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch. Because of their family relationships, Mrs. Tisch and her sons have reported their ownership jointly, solely for informational purposes, in a statement on Schedule 13D filed with the Securities and Exchange Commission, but they have not affirmed that they constitute a "group" for any purpose, and each of them has expressly disclaimed beneficial ownership of any shares owned by the others.

(3) Includes 1,292,915 shares owned beneficially by Mr. P.R. Tisch's wife, 4,419,072 shares held by Mr. P.R. Tisch as trustee of trusts for the benefit of his wife as to which he has sole voting and investment power and 4,000,000 shares held by a trust of which Mr. P.R. Tisch is the managing trustee and beneficiary.

(4) This information is as of December 31, 2004 and is based on a Schedule 13G report filed by Davis Selected Advisers, L.P., as an investment adviser.

(5) This information is as of December 31, 2004 and is based on a Schedule 13G report filed by Dodge & Cox. According to the report, the shares covered by this Schedule 13G are beneficially owned by clients of Dodge & Cox and Dodge & Cox has sole voting power only with respect to 13,566,917 shares.

(6) This information is as of December 31, 2004 and is based on a Schedule 13G report filed by Brandes Investment Partners, LLC. ("Brandes") as an investment adviser. This Schedule 13G report was filed jointly by Brandes and the following control persons of Brandes: Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby. Each of the control persons disclaims any direct ownership of the shares reported in the Schedule 13G, except for an amount that is substantially less than 1% of the Common Stock outstanding.

(7) This information is as of December 31, 2004 and is based on a Schedule 13G report filed by FMR Corp. ("FMR"). According to the report, Fidelity Management & Research Company ("Fidelity"), a subsidiary of FMR, acts as an investment advisor to various investment companies and is the beneficial owner of 5,243,000 of the shares reported, representing 7.7% of the Carolina Group stock outstanding. One such investment company, Fidelity Low Priced Stock Fund ("FLPSC"), owns 4,173,300 of these shares, representing 6.1% of the Carolina Group stock outstanding. This Schedule 13G report was filed jointly by FMR, Fidelity, FLPSC, Edward C. Johnson 3d and Abigail P. Johnson. Mr. Johnson is Chairman and Ms. Johnson is a director of FMR. Mr. Johnson owns 12.0% and Ms. Johnson owns 24.5% of the outstanding voting stock of FMR.

(8) This information is as of December 31, 2004 and is based on a Schedule 13G report filed by AXA Financial, Inc. According to the report, Alliance Capital Management L.P., a subsidiary of AXA Financial, Inc., acts as an investment advisor to various unaffiliated third-party client accounts and has sole voting power with respect to only 1,488,650 shares. This Schedule 13G report was filed jointly by AXA Financial, Inc., AXA and three French mutual insurance companies, as a group, as parent holding companies. Each of the filing parties disclaims beneficial ownership of the shares covered by this Schedule 13G.

Director and Officer Holdings

The following table sets forth certain information, at February 28, 2005, as to the shares of the Company's voting securities beneficially owned by each director and nominee, each executive officer named in the Summary Compensation Table below and all executive officers and directors of the Company as a group, based on data furnished by them.

Name	Title of Class	Amount Beneficially Owned (1)	Percent of Class
Joseph L. Bower	Common Stock	5,500 (2)	*
John Brademas	Common Stock	7,720 (3)	*
Charles M. Diker	Common Stock	3,700 (4)	*
Paul J. Fribourg	Common Stock	18,700 (5)	*
Walter L. Harris	Common Stock	2,000 (6)	*
Peter W. Keegan	Common Stock	52,500 (7)	*
Philip A. Laskawy	Common Stock	5,500 (8)	*
Arthur L. Rebell	Common Stock	37,500 (9)	*
Gloria R. Scott	Common Stock	5,100 (10)	*
Andrew H. Tisch	Common Stock	2,981,609 (11)	1.6%
James S. Tisch	Common Stock	3,182,608 (12)	1.7%
Jonathan M. Tisch	Common Stock	1,025,972 (13)	*
Preston R. Tisch	Common Stock	29,361,377 (14)	15.8%
All executive officers and directors as a group (15 persons including those listed above)	Common Stock	36,756,136 (15)	19.8%

* Represents less than 1% of the outstanding shares.

(1) Except as otherwise indicated the persons listed as beneficial owners of the shares have sole voting and investment power with respect to those shares.

(2) Represents 5,500 shares issuable upon the exercise of options granted under the Loews Corporation 2000 Stock Option Plan (the "Stock Option Plan") which are currently exercisable.

(3) Includes 5,500 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable.

(4) Includes 2,700 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable.

(5) Includes 12,000 shares owned by an affiliate of ContiGroup Companies, Inc. ("ContiGroup"). Mr. Fribourg is an executive officer of ContiGroup. Mr. Fribourg disclaims beneficial ownership in these shares. Also includes 6,700 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable.

(6) Includes 1,000 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable. In addition, Mr. Harris owns beneficially 1,830 shares of CNA Financial Corporation, a 91% owned subsidiary of the Company ("CNA").

(7) Represents 52,500 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable. In addition, Mr. Keegan owns beneficially 1,000 shares of Diamond Offshore Drilling, Inc., a 54% owned subsidiary of the Company ("Diamond Offshore").

(8) Includes 3,500 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable and 2,000 shares owned beneficially by Mr. Laskawy's wife.

(9) Includes 37,500 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable. In addition, Mr. Rebell owns beneficially 6,668 shares of CNA, including 1,654 shares with respect to which he has shared voting and investment power, and 8,000 shares of Diamond Offshore, including 7,500 shares issuable upon the exercise of options to purchase shares of Diamond Offshore which are currently exercisable.

(10) Represents 5,100 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable.

(11) Includes 70,000 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable. Also includes 1,844,783 shares held by trusts of which Mr. A.H. Tisch is the managing trustee and 50,000 shares held by a charitable foundation as to which Mr. A.H. Tisch has shared voting and investment power.

(12) Includes 70,000 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable. Also includes 2,177,611 shares held by trusts of which Mr. J.S. Tisch is the managing trustee and 95,000 shares held by a charitable foundation as to which Mr. J.S. Tisch has shared voting and investment power. In addition, Mr. J.S. Tisch owns beneficially 87,500 shares of Diamond Offshore, including 82,500 shares of Diamond Offshore issuable upon the exercise of options which are currently exercisable, and 6,100 shares of CNA held by a trust of which Mr. J.S. Tisch is the managing trustee and beneficiary.

(13) Includes 70,000 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable. Also includes 750,972 shares held by a trust of which Mr. J.M. Tisch is the managing trustee and beneficiary and 105,000 shares held by a charitable foundation as to which Mr. J.M. Tisch has shared voting and investment power.

(14) Includes 1,292,915 shares owned beneficially by Mr. P.R. Tisch's wife, 4,419,072 shares held by Mr. P.R. Tisch as trustee of trusts for the benefit of his wife as to which he has sole voting and investment power and 4,000,000 shares held by a trust of which Mr. P.R. Tisch is the managing trustee and beneficiary.

(15) Includes 396,350 shares issuable upon the exercise of options granted under the Stock Option Plan which are currently exercisable.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the Securities and Exchange Commission and written representations that no other reports were required, the Company believes that during 2004 all of its directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

ELECTION OF DIRECTORS
(Proposal No. 1)

Pursuant to the By-laws of the Company, the Board has fixed the number of directors constituting the full Board of Directors at eleven. Accordingly, action will be taken at the meeting to elect a Board of eleven directors to serve until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the accompanying form of proxy, unless shareholders otherwise specify by their proxies, to vote for the election of the nominees named below, each of whom is now a director. The Board of Directors has no reason to believe that any of the persons named will be unable or unwilling to serve as a director. Should any of the nominees be unable or unwilling to serve, it is anticipated that either proxies will be voted for the election of a substitute nominee or nominees recommended by the Nominating and Governance Committee and approved by the Board of Directors, or the Board of Directors will adopt a resolution reducing the number of directors of the Company. Set forth below is the name, age, principal occupation during the past five years and other information concerning each nominee.

Joseph L. Bower, 67 - Donald K. David Professor of Business Administration at Harvard University. Professor Bower is also a director of Anika Therapeutics, Inc., Brown Shoe Company, Inc., New America High Income Fund, Inc., Sonesta International Hotels Corporation and T H Lee-Putnam EO Fund. He has been a director of the Company since 2001.

John Brademas, 78 - President Emeritus of New York University. Dr. Brademas is also a director of Kos Pharmaceuticals, Inc. He has been a director of the Company since 1982.

Charles M. Diker, 70 - Managing Partner of Diker Management LLC, a registered investment adviser. Mr. Diker is also the Chairman of the Board of Cantel Medical Corp., a provider of infection prevention and control products and other medical devices. He has been a director of the Company since 2003.

Paul J. Fribourg, 51 - Chairman of the Board, President and Chief Executive Officer of ContiGroup, a producer of pork and poultry products and provider of cattle feeding services. Mr. Fribourg is also a director of Premium Standard Farms, Inc. and Vivendi Universal, S.A. He has been a director of the Company since 1997.

Walter L. Harris, 53 - President and Chief Executive Officer of Tanenbaum-Harber Co., Inc., an insurance brokerage firm. He has been a director of the Company since 2004.

Philip A. Laskawy, 63 - Retired Chairman and Chief Executive Officer of Ernst & Young. Mr. Laskawy held the positions of Chairman and Chief Executive Officer of Ernst & Young until his retirement in 2001. Mr. Laskawy is also a director of General Motors Corporation, Henry Schein, Inc. and The Progressive Corporation. He has been a director of the Company since 2003.

Gloria R. Scott, 66 - Owner of consulting services firm G. Randle Services. Dr. Scott served as President of Bennett College in Greensboro, North Carolina until 2001. She has been a director of the Company since 1990.

Andrew H. Tisch, 55 - Chairman of the Executive Committee and a member of the Office of the President of the Company. Mr. Tisch is also a director of Texas Gas Transmission, LLC and Boardwalk Pipelines, LLC, each of which is a wholly owned subsidiary of the Company. He has been a director of the Company since 1985.

James S. Tisch, 52 - President and Chief Executive Officer and a member of the Office of the President of the Company. He is also a director of BKF Capital Group, Inc. and CNA and Chairman of the Board and Chief Executive Officer of Diamond Offshore. He has been a director of the Company since 1986.

Jonathan M. Tisch, 51 - Chairman and Chief Executive Officer of Loews Hotels since 2001 and a member of the Office of the President of the Company. Prior to 2001, Mr. Tisch had been President and Chief Executive Officer of Loews Hotels. He has been a director of the Company since 1986.

Preston R. Tisch, 78 - Chairman of the Board of the Company. Mr. Tisch is also a director of CNA. He has been a director of the Company since 1960, except for a period from 1986 to 1988 during which he resigned to serve as Postmaster General of the United States.

Director Independence

The Board of Directors has determined that the following directors, constituting a majority of the Company's directors and nominees, are independent under the listing standards of the New York Stock Exchange ("Independent Directors"): Joseph L. Bower, John Brademas, Charles M. Diker, Paul J. Fribourg, Walter L. Harris, Philip A. Laskawy and Gloria R. Scott. The Board considered all relevant facts and circumstances and applied the independence guidelines described below in determining that none of the Independent Directors has any material relationship with the Company or its subsidiaries.

The Board has established guidelines to assist it in determining director independence. Under the Board's guidelines, a director would not be considered independent if any of the following relationships exists: (i) during the past three years the director has been an employee, or an immediate family member has been an executive officer, of the Company; (ii) the director or an immediate family member received, during any twelve month period within the past three years, more than $100,000 in direct compensation from the Company, excluding director and committee fees, pension payments and certain forms of deferred compensation; (iii) the director is a current partner or employee or an immediate family member is a current partner of a firm that is the Company's internal or external auditor, or an immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice or, within the last three years, the director or an immediate family member was a partner or

6

employee of such a firm and personally worked on the Company's audit within that time; (iv) the director or an immediate family member has at any time during the past three years been employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or (v) the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three years, exceeds the greater of $1 million, or 2% of the other company's consolidated gross revenues.

In making its determination, the Board also considered the commercial relationship of certain of the Company's subsidiaries and affiliates with Tanenbaum-Harber Co. Inc., of which Walter L. Harris is President and Chief Executive Officer, and certain of its affiliates, and determined that Mr. Harris meets all of the requirements described above for Independent Directors and does not otherwise have a material relationship with the Company.

Committees of the Board

The Company's Board of Directors has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee, Executive Committee and Finance Committee. Each of the Audit Committee, Compensation Committee and Nominating and Governance Committee has a written charter which can be found on the Company's website at *www.loews.com* and is available in print to any shareholder who requests a copy by writing to the Company's Corporate Secretary.

Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including review of the financial reports and other financial information of the Company, the Company's system of internal accounting controls, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the Company's internal audit staff and independent auditors. The Audit Committee has sole authority to appoint, retain, compensate, evaluate and terminate the independent auditors and to approve all engagement fees and terms for the independent auditors.

The members of the Audit Committee are Paul J. Fribourg (Chairman), Charles M. Diker, Philip A. Laskawy and Gloria R. Scott, each of whom is an Independent Director and satisfies the additional independence and other requirements for Audit Committee members provided for in the listing standards of the New York Stock Exchange. The Board has determined that Mr. Laskawy is a "financial expert" under the rules of the Securities and Exchange Commission and that his simultaneous service on the audit committees of three public companies, in addition to the Company's Audit Committee, does not impair his ability to effectively serve on the Company's Audit Committee.

Compensation Committee. The primary function of the Compensation Committee is to assist the Board of Directors in discharging its responsibilities relating to compensation of the Company's executives. These responsibilities include reviewing the Company's general compensation philosophy for executive officers, overseeing the development and implementation of compensation programs for executive officers and reviewing compensation levels, including incentive and equity-based compensation, for executive officers, directors and Board committee members. The Compensation Committee determines and approves compensation for the Company's Chief Executive Officer and administers the Company's incentive and equity-based compensation plans. The members of the Compensation Committee are John Brademas (Chairman), Joseph L. Bower, Charles M. Diker and Paul J. Fribourg, each of whom is an Independent Director.

Nominating and Governance Committee. The primary functions of the Nominating and Governance Committee are to identify individuals qualified to become members of the Board of Directors of the Company, recommend to the Board a slate of director nominees for election at the next annual meeting of shareholders and develop and recommend to the Board a set of corporate governance principles applicable to the Company. These corporate governance principles are set forth in the Company's Corporate Governance Guidelines which can be found on the Company's website at *www.loews.com* and are available in print to any shareholder who requests a copy by writing to the Company's Corporate Secretary. The members of the Nominating and Governance Committee are Paul J. Fribourg (Chairman), Joseph L. Bower, Walter L. Harris and Gloria R. Scott, each of whom is an Independent Director.

Director Nominating Process

In evaluating potential director nominees, including those identified by shareholders, for recommendation to the Board of Directors, the Nominating and Governance Committee seeks individuals with talent, ability and experience from a wide variety of backgrounds to provide a diverse spectrum of experience and expertise relevant to a diversified business enterprise such as the Company. A candidate should represent the interests of all shareholders, and not those of a special interest group, have a reputation for integrity and be willing to make a significant commitment to fulfilling the duties of a director. The Nominating and Governance Committee will screen and evaluate all recommended director nominees based on the criteria set forth above, as well as other relevant considerations. The Nominating and Governance Committee will retain full discretion in considering its nomination recommendations to the Board.

Executive Sessions of Non-Management Directors

The Company's non-management directors meet in regular executive sessions without management participation. The Chairman of the Nominating and Governance Committee, currently Paul J. Fribourg, serves as the presiding director at these meetings.

Director Attendance at Meetings

During 2004 there were eight meetings of the Board of Directors, thirteen meetings of the Audit Committee, three meetings of the Compensation Committee and two meetings of the Nominating and Governance Committee. During 2004, each director of the Company attended not less than 75% of the total number of meetings of the Board of Directors and committees of the Board on which that director served. The Board encourages all directors to attend the Company's annual meeting of shareholders, but recognizes that circumstances may prevent attendance from time to time. All but one of the Company's directors then serving attended its 2004 Annual Meeting of Shareholders.

Director Compensation

Each director who is not an employee of the Company receives the following annual compensation: (i) a cash retainer of $50,000, payable in equal quarterly installments of $12,500 each; and (ii) options to purchase 2,000 shares of the Company's Common Stock, awarded in equal quarterly grants of 500 options each. In addition, members of the Audit Committee are paid $2,000 and members of the Compensation Committee and Nominating and Governance Committee are paid $1,000 for each committee meeting attended.

Code of Ethics

The Company has a Code of Business Conduct and Ethics which applies to all of the Company's directors, officers and employees, including the Company's principal executive officer, principal financial officer and principal accounting officer. This Code can be found on the Company's website at *www.loews.com* and is available in print to any shareholder who requests a copy by writing to the Company's Corporate Secretary. The Company intends to post changes to or waivers of this Code for its principal executive officer, principal financial officer and principal accounting officer on its website.

AUDIT COMMITTEE REPORT

As discussed above under the heading "Committees of the Board - Audit Committee," the primary role of the Board's Audit Committee is to oversee the Company's financial reporting process and manage its relationship with the independent auditors. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the Company's audited financial statements for the year ended December 31, 2004 with the Company's management and independent auditors. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. In addition, the Audit Committee has discussed with the independent auditors their independence in relation to the Company and its management, including the matters in the written disclosures provided to the Audit Committee as required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has determined that the provision of non-audit services provided by the auditors is compatible with maintaining the auditors' independence. (See "Audit Fees and Services," below.)

The members of the Audit Committee rely without independent verification on the information provided to them by management and the independent auditors and on management's representation that the Company's financial statements have been prepared with integrity and objectivity. They do not provide any expert or special assurance as to the Company's financial statements or any professional certification as to the independent auditors' work. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has applied appropriate accounting and financial reporting principles or internal controls and procedures, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the Company's financial statements are presented in accordance with generally accepted accounting principles, or that the Company's auditors are in fact "independent."

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission.

By the Audit Committee:

Paul J. Fribourg, Chairman
Charles M. Diker
Philip A. Laskawy
Gloria R. Scott

EXECUTIVE COMPENSATION

The following table sets forth information for the years indicated regarding the compensation of the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company as of December 31, 2004 (the "Named Executive Officers") for services in all capacities to the Company and its subsidiaries.

SUMMARY COMPENSATION TABLE

| Name and Position | Year | Annual Compensation | | Long Term Compensation | All Other |
		Salary (1)	Bonus	Securities Underlying Options	Compensation (2)
J.S. Tisch	2004	$ 1,279,831(3)	$ 1,050,000(4)	20,000	$ 49,705(5)
Chief Executive	2003	1,108,619(3)	250,000(4)	20,000	48,711(5)
Officer, Office	2002	1,208,711(3)	850,000(4)	20,000	48,336(5)
of the President					
A.H. Tisch	2004	979,831	1,050,000(4)	20,000	7,641
Chairman of	2003	808,619	250,000(4)	20,000	8,368
the Executive	2002	908,711	850,000(4)	20,000	8,547
Committee,					
Office of the					
President					
J.M. Tisch	2004	979,831	1,050,000(4)	20,000	7,524
Chairman and	2003	808,619	250,000(4)	20,000	8,276
Chief Executive	2002	908,711	850,000(4)	20,000	7,826
Officer of					
Loews Hotels,					
Office of					
the President					
A.L. Rebell	2004	980,144	2,000,000(7)	15,000	6,900
Senior Vice	2003	981,696	200,000(7)	15,000	8,000
President (6)	2002	982,121	1,650,000(7)	15,000	7,700
P.W. Keegan	2004	995,253	500,000(8)	15,000	6,877
Senior Vice	2003	995,322	150,000(8)	15,000	8,000
President, Chief	2002	995,672	75,000(8)	15,000	7,677
Financial Officer					

(1) Salary includes payments to the Named Executive Officer based on benefit choices under the Company's flexible benefits plan.

(2) Except as otherwise noted, represents the annual contribution under the Company's Employees Savings Plan and any related allocation under the Company's Benefit Equalization Plan.

(3) Includes annual compensation for services as chief executive officer of Diamond Offshore of $300,000.

(4) Represents unfunded supplemental retirement credits of $250,000 each (exclusive of interest and pay-based credits) in 2002, 2003 and 2004 pursuant to a supplemental retirement agreement (see "Pension Plan," below) and payouts of $800,000 and $600,000 for 2004 and 2002, respectively, under the Company's Incentive Compensation Plan for Executive Officers (the "Incentive Compensation Plan").

(5) Also includes director's fees paid by CNA amounting to $35,000 for 2004 and $33,000 for each of 2003 and 2002, and insurance premiums and retirement plan contributions paid by Diamond Offshore of $7,181, $7,434 and $7,509 for 2004, 2003 and 2002, respectively.

(6) Prior to July 2003, Mr. Rebell was also the Company's Chief Investment Officer.

(7) Represents unfunded supplemental retirement credits of $1,000,000 and $200,000 (exclusive of interest and pay-based credits) in 2004 and 2003, respectively, pursuant to a supplemental retirement agreement, and payouts of $1,000,000 and $1,650,000 for 2004 and 2002, respectively, under the Incentive Compensation Plan.

(8) Represents unfunded supplemental retirement credits of $500,000 and $150,000 (exclusive of interest based credits) in 2004 and 2003, respectively, pursuant to a supplemental retirement agreement, and a payout of $75,000 for 2002 under the Incentive Compensation Plan.

Equity Compensation Plan Information

The following tables provide information regarding securities authorized for issuance under the Company's equity compensation plans as of December 31, 2004.

EQUITY COMPENSATION PLAN INFORMATION
FOR COMMON STOCK

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders	1,257,775	$50.30	742,225
Equity Compensation Plans Not Approved By Security Holders	--	--	--
Total	1,257,775	$50.30	742,225

EQUITY COMPENSATION PLAN INFORMATION
FOR CAROLINA GROUP STOCK

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders	560,000	$25.23	940,000
Equity Compensation Plans Not Approved By Security Holders	--	--	--

| Total | 560,000 | $25.23 | 940,000 |

Stock Option Plan

The following table sets forth information regarding grants of options to acquire shares of Common Stock under the Stock Option Plan that were made during the fiscal year ended December 31, 2004 to each of the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	No. of Securities Underlying Options Granted	Percent of Total Options Granted to Employees In Fiscal Year	Exercise Price Per Share (2)	Expiration Date	Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term	
	Individual Grants (1)				5%	10%
J.S. Tisch	5,000		$ 52.08	1/16/2014	$ 162,746	$ 413,389
	5,000	6.52%	58.83	1/16/2014	186,333	470,939
	5,000		60.17	1/16/2014	186,922	475,846
	5,000		58.28	1/16/2014	184,359	466,167
A.H. Tisch	5,000		52.08	1/16/2014	162,746	413,389
	5,000	6.52	58.83	1/16/2014	186,333	470,939
	5,000		60.17	1/16/2014	186,922	475,846
	5,000		58.28	1/16/2014	184,359	466,167
J.M. Tisch	5,000		52.08	1/16/2014	162,746	413,389
	5,000	6.52	58.83	1/16/2014	186,333	470,939
	5,000		60.17	1/16/2014	186,922	475,846
	5,000		58.28	1/16/2014	184,359	466,167
A.L. Rebell	3,750		52.08	1/16/2014	122,060	310,042
	3,750	4.88	58.83	1/16/2014	139,750	353,204
	3,750		60.17	1/16/2014	140,192	356,885
	3,750		58.28	1/16/2014	138,270	349,625
P.W. Keegan	3,750		52.08	1/16/2014	122,060	310,042
	3,750	4.88	58.83	1/16/2014	139,750	353,204
	3,750		60.17	1/16/2014	140,192	356,885
	3,750		58.28	1/16/2014	138,270	349,625

(1) Options granted in 2004 to each of the Named Executive Officers become exercisable at a rate of 25% per year beginning on January 16, 2005.

(2) Represents 100% of the fair market value of the Common Stock on the grant date.

The following table sets forth information regarding the exercise of stock options during the fiscal year ended December 31, 2004 by each of the Named Executive Officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR END OPTION VALUES

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J.S. Tisch	0	--	50,000	50,000	$1,399,875	$ 854,525
A.H. Tisch	0	--	50,000	50,000	1,399,875	854,525
J.M. Tisch	0	--	50,000	50,000	1,399,875	854,525
A.L. Rebell	15,000	$499,150	22,500	37,500	443,381	640,894
P.W. Keegan	0	--	37,500	37,500	1,049,906	640,894

(1) Fair market value of underlying securities as of December 31, 2004, minus the exercise price.

Employment Agreements

On February 11, 2005 the employment agreements which the Company maintains with each of Messrs. A.H. Tisch, J.S. Tisch and J.M. Tisch were amended to extend the term to March 31, 2007 and to provide for a basic salary during that term of $975,000 per annum. These agreements also provide the right to participate in the Incentive Compensation Plan. In addition, on January 1, 2004 the Company entered into amendments to the supplemental retirement agreements it maintains with each of the Messrs. Tisch supplementing the retirement benefits to which each is entitled under the Retirement Plan. Pursuant to these amendments, an additional $250,000 became vested on December 31, 2004 in the unfunded supplemental retirement account previously established for each such executive. Amounts vested in these accounts in any year are credited with the pay-based credit established under the Retirement Plan. (See "Pension Plan," below.) Furthermore, on March 31, 2004 the Company entered into amendments to the supplemental retirement agreements it maintains with Messrs. Rebell and Keegan supplementing the retirement benefits to which each is entitled under the Retirement Plan. Pursuant to these amendments, an additional $1,000,000 and $500,000, respectively, became vested on December 31, 2004 in the unfunded supplemental retirement account previously established for each such executive. Amounts vested in Mr. Rebell's account in any year are credited with the pay-based credit established under the Retirement Plan. In addition, on the last day of each calendar year each account's balance will be credited with the interest credit established under the Retirement Plan. (See "Pension Plan," below.)

Pension Plan

The Company provides a funded, tax qualified, non-contributory retirement plan for salaried employees, including executive officers (the "Retirement Plan") and an unfunded, non-qualified, non-contributory Benefit Equalization Plan (the "Benefit Equalization Plan") which provides for the accrual and payment of benefits which are not available under tax qualified plans such as the Retirement Plan. The following description of the Retirement Plan gives effect to benefits provided under the Benefit Equalization Plan.

The Retirement Plan is structured as a cash balance plan. A cash balance plan is a form of non-contributory, defined benefit pension plan in which the value of each participant's benefit is expressed as a nominal cash balance account established in the name of the participant. Under the cash balance plan each participant's account is increased annually by a "pay-based credit" based on a specified percentage of annual earnings (based on the participant's age) and an "interest credit" based on a specified interest rate (which is established annually for all participants). At retirement or termination of employment, a vested participant is entitled to receive the cash balance account in a lump sum or to convert the account into a monthly annuity. Compensation covered under the Retirement Plan consists of salary paid by the Company and its subsidiaries included under the heading "Salary" in the Summary Compensation Table above. In addition, awards under the Incentive Compensation Plan are deemed compensation for purposes of the Benefit Equalization Plan. Pension benefits are not subject to reduction for Social Security benefits or other amounts.

Participants in the Retirement Plan who met certain age and years of service requirements at January 1, 1998 (the year that the Retirement Plan was converted into a cash balance plan) are entitled to a minimum retirement benefit ("Minimum Benefit") equal to the benefit they would have earned under the Retirement Plan before its conversion to a cash balance plan. This Minimum Benefit is based upon the average final compensation (i.e., the highest average annual salary during any period of five consecutive years of the ten years immediately preceding retirement) and years of credited service with the Company. The following table shows estimated annual benefits upon retirement under the Retirement Plan, based on the Minimum Benefit, for various average compensation and credited service based upon normal retirement at January 1, 2004 and a straight life annuity form of pension. Each of the Named Executive Officers qualifies for the Minimum Benefit except for Messrs. Rebell and Keegan. It is currently estimated that the balance of the account maintained under the Retirement Plan for Messrs. Rebell and Keegan will be approximately $1,199,973 and $1,539,749, respectively, when each reaches the normal retirement age of 65, based on actual interest credits of 4.2% and 4.3% for 2005 and 2004, respectively, and assuming annual interest credits of 5.0% for 2006 and later and no increases in the amount of each executive's earnings.

PENSION PLAN TABLE

Average Final Compensation		Estimated Annual Pension for Representative Years of Credited Service					
		20	**25**	**30**	**35**	**40**	**45**
$ 800,000	$	192,000	$ 246,400	$ 310,400	$ 374,400	$ 438,400	$ 502,400
1,000,000		240,000	308,000	388,000	468,000	548,000	628,000
1,200,000		288,000	369,600	465,600	561,600	657,600	753,600
1,400,000		336,000	431,200	543,200	655,200	767,200	879,200
1,600,000		384,000	492,800	620,800	748,800	876,800	1,004,800
1,800,000		432,000	554,400	698,400	842,400	986,400	1,130,400
2,000,000		480,000	616,000	776,000	936,000	1,096,000	1,256,000
2,200,000		528,000	677,600	853,600	1,029,600	1,205,600	1,381,600
2,400,000		576,000	739,200	931,200	1,123,200	1,315,200	1,507,200

The years of credited service of Messrs. A.H. Tisch, J.M. Tisch and J.S. Tisch are thirty-one, twenty-five and twenty-seven, respectively.

Amounts paid to Mr. J.S. Tisch by Diamond Offshore included in the Summary Compensation Table are not covered by the Retirement Plan. Diamond Offshore maintains a tax qualified defined contribution retirement plan which provides that Diamond Offshore contribute 3.75% of each participant's defined compensation and match 25% of the first 6% of compensation voluntarily contributed by each participant. Participants are fully vested immediately upon enrollment in the plan. Diamond Offshore's 3.75% contribution on behalf of Mr. J.S. Tisch amounted to $7,688 in 2004.

In addition to the foregoing, the Company maintains a supplemental retirement account for each Named Executive Officer pursuant to supplemental retirement agreements with each such individual. Each such account is credited annually with the interest credit established under the Retirement Plan. Upon retirement, each of the Named Executive Officers will receive the value of his account in the form of an annuity or, subject to certain conditions, in a single lump sum payment. As of December 31, 2004, the aggregate amounts credited to the supplemental retirement accounts of each of Messrs. J.S. Tisch, A.H. Tisch, J.M. Tisch, A.R. Rebell and P.W. Keegan were $881,052, $886,372, $881,052, $4,147,600, and $997,311, respectively.

14

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

General

The overall objective of the Company's executive compensation policy is to attract and retain highly qualified executive officers and motivate them to provide a high level of performance for the benefit of the Company and its shareholders. The Committee believes that to accomplish these objectives compensation packages should provide executive officers with market competitive base salaries and the opportunity to earn additional compensation based upon the Company's financial performance and the performance of the Company's Common Stock. In considering compensation for the Company's executive officers, the Compensation Committee relies primarily on the assessment of the individual's performance and contribution to the Company, in addition to qualitative factors such as the Company's performance and compensation trends generally. In this regard the Committee reviews surveys of executive compensation and information concerning compensation at the peer group companies referred to in the stock price performance graph, below. The principal components of the Company's compensation policy for its executive officers are base salary, incentive compensation awards, stock option grants and benefits.

The primary component of compensation for the Company's executive officers is base salary. Base salary levels for the Company's executive officers are determined based upon an evaluation of a number of factors, including the individual's level of responsibility, experience, performance and competitive market practices as determined by the Company's participation in and analysis of management compensation surveys, and a review of other published data relating to executive compensation. The Company targets base salary levels for its executive officers (as well as salaried employees generally) between the 50th and 75th percentiles of those paid by companies with comparable revenues. However, as a result of job performance evaluations and length of service, the base salary levels of a majority of the Company's executive officers fall above these parameters.

The second principal component of the Company's compensation policy for executive officers consists of awards under its Incentive Compensation Plan. Under this plan, cash awards may be granted to the Company's highest paid executive officers based on the attainment of specified performance goals in relation to the Company's net income. See "Approval of the Amended and Restated Loews Corporation Incentive Compensation Plan for Executive Officers," below for information with respect to a proposed amendment to the Company's Incentive Compensation Plan. For information with respect to awards earned and paid to the Chief Executive Officer and the other Named Executive Officers, see the Summary Compensation Table, above.

The third principal component of the Company's compensation policy for executive officers consists of grants under the Stock Option Plan. Under this plan executive officers may be granted stock options and, if the Stock Option Plan is amended as set forth in "Approval of the Amended and Restated Loews Corporation 2000 Stock Option Plan," below, stock appreciation rights, at exercise prices equal to not less than the fair market value of the Company's Common Stock as of the date of grant. This element of the Company's compensation policy provides the opportunity for the Company's executive officers to be compensated based upon increases in the market price of the Company's Common Stock. Information with respect to stock options granted under this plan to the Company's Chief Executive Officer and the other Named Executive Officers in 2004 is described under "Stock Option Plan," above.

The Company's executive officers also participate in benefit programs available to salaried employees generally, including the Company's Employees Savings Plan, Retirement Plan and Benefit Equalization Plan, discussed above. In addition, from time to time, the Company's compensation of executive officers has included unfunded supplemental retirement benefits credited pursuant to supplemental retirement agreements. Such benefits granted to the Company's Chief Executive Officer and other Named Executive Officers in 2004 are described in the Summary Compensation Table, above.

Chief Executive Officer

In determining the compensation of the Company's Chief Executive Officer for 2004, the Compensation Committee took into account the overall objectives of the Company's executive compensation policy and other factors described above in relation to the total value of each of the various components of the Company's executive compensation: base salary, incentive compensation under the Incentive Compensation Plan, and equity-based compensation under the Stock Option Plan, as well as retirement and other benefits. Based upon the foregoing, in 2004 James S. Tisch was paid a base salary of $975,000, which represents an increase of $175,000 from his base salary in 2003. Mr. Tisch's 2003 base salary had been reduced from the prior year in order to maintain his non-performance based compensation from the Company below the $1 million limit for deductibility under Section 162(m) of the Internal Revenue Code. In addition, Mr. Tisch's 2004 compensation included a grant of 20,000 options under the Stock Option Plan, an $800,000 award under the Incentive Compensation Plan, and a supplemental retirement benefit of $250,000 in the form of a credit to his unfunded supplemental retirement account. (See "Employment Agreements," above.)

Internal Revenue Code

Under the Internal Revenue Code, the amount of compensation paid to or accrued for the Chief Executive Officer and the four other most highly compensated executive officers which may be deductible by the Company for federal income tax purposes is limited to $1 million per person per year, except that compensation which is considered to be "performance-based" under the Internal Revenue Code and the applicable regulations is excluded for purposes of calculating the amount of compensation.

To the extent the Company's compensation policy can be implemented in a manner which maximizes the deductibility of compensation paid by the Company, the Board of Directors seeks to do so. Accordingly, the Company has designed both the Incentive Compensation Plan and the Stock Option Plan so that compensation in the form of awards or grants made under either plan will be considered to be "performance-based" under the applicable provisions of the Internal Revenue Code.

By the Compensation Committee:

John Brademas, Chairman
Joseph L. Bower
Charles M. Diker
Paul J. Fribourg


CERTAIN TRANSACTIONS


The Company provides an apartment at a Company operated hotel in New York City for the use of Preston R. Tisch, for the convenience of the Company and its hotel subsidiary, at an incremental cost to the Company of approximately $713,000 in 2004.

TFMG, LLC, an entity affiliated with Messrs. P.R. Tisch, A.H. Tisch, J.S. Tisch and J.M. Tisch, and certain related persons occupy Company office space and utilize certain services and facilities of the Company the cost of which is reimbursed to the Company. A member of the Tisch family rents an apartment at a Company operated hotel in New York City, for which he pays a monthly market-based rent. In addition, from time to time the Messrs. Tisch and members of their immediate families have chartered the Company's aircraft for personal travel. For this use, the charterer pays the Company a charter rate that substantially equals its out-of-pocket operating costs and, where applicable, is at the same charter rate charged to unaffiliated third parties. The Company's cost for these items and reimbursement methodology and procedures have been reviewed and approved by the Company's Audit Committee. The total amount paid to the Company in 2004 in connection with the foregoing was approximately $1,169,000.

COMPENSATION COMMITTEE
INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are John Brademas, Joseph L. Bower, Charles M. Diker and Paul J. Fribourg, each of whom is an Independent Director and, consequently, none of whom is or has been an officer or employee of the Company or its subsidiaries. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had an executive officer who served as a member of the Board of Directors or Compensation Committee of the Company during 2004.

STOCK PRICE
PERFORMANCE GRAPHS

The following graph compares the total annual return of the Company's Common Stock, the Standard & Poor's 500 Composite Stock Index ("S&P 500 Index") and the Company's peer group ("Loews Peer Group")* for the five years ended December 31, 2004. The graph assumes that the value of the investment in the Company's Common Stock, the S&P 500 Index and the Loews Peer Group was $100 on December 31, 1999 and that all dividends were reinvested.



	1999	2000	2001	2002	2003	2004
Loews Corporation	100.00	173.35	187.33	152.15	171.56	246.31
S&P 500	100.00	90.90	80.09	62.39	80.29	89.03
Loews Peer Group	100.00	155.77	141.08	113.55	141.46	153.78

* The Loews Peer Group consists of the following companies that are industry competitors of the Company's principal operating subsidiaries: Ace Limited, American International Group Inc., The Chubb Corporation, Cincinnati Financial Corporation, Hartford Financial Services Group, Inc., Safeco Corporation, The St. Paul Travelers Companies, Inc. (as successor to The St. Paul Companies, Inc. and Travelers Property Casualty Corp.), XL Capital Ltd., Altria Group, Inc., UST Inc. and Reynolds American, Inc. (as successor to R.J. Reynolds Tobacco Holdings, Inc.).

The Company's Carolina Group stock commenced trading on February 1, 2002. Accordingly, the following graph compares the total return of the Carolina Group stock, the S&P 500 Index and the Standard & Poor's Tobacco Index ("S&P Tobacco") for the period from February 1, 2002 to December 31, 2004. The graph assumes that the value of the investment in the Company's Carolina Group stock and each index was $100 on February 1, 2002 and that all dividends were reinvested.



	2/1/02	3/02	6/02	9/02	12/02	3/03	6/03	9/03	12/03	3/04	6/04	9/04	12/04
Carolina Group Stock	100.00	103.06	94.24	66.66	73.56	68.53	101.83	88.48	99.01	109.00	99.81	100.90	121.74
S&P 500	100.00	102.48	88.75	73.42	79.62	77.11	88.98	91.33	102.45	104.19	105.98	104.00	113.60
S&P Tobacco	100.00	107.45	90.52	80.81	86.36	65.55	98.85	97.42	122.01	123.85	117.00	112.87	146.21

RATIFICATION OF THE APPOINTMENT
OF INDEPENDENT AUDITORS
(Proposal No. 2)

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP to serve as independent auditors for 2005. Although it is not required to do so, the Board of Directors wishes to submit the selection of Deloitte & Touche LLP for ratification by the Company's shareholders at the meeting. Even if this selection is ratified by shareholders at the Annual Meeting, the Audit Committee may in its discretion change the appointment at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. If the Company's shareholders do not ratify the selection of Deloitte & Touche LLP, the Audit Committee will reconsider its selection. Representatives of Deloitte & Touche LLP are expected to be at the Annual Meeting to answer appropriate questions and, if they choose to do so, to make a statement.

Audit Fees and Services

The following table presents fees billed by Deloitte & Touche LLP and its affiliates for professional services rendered to the Company and its subsidiaries in 2004 and 2003, by category as described in the notes to the table.

	2004	2003
	(In thousands)	
Audit Fees (1)	$17,591	$10,189
Audit Related Fees (2)	3,097	4,117
Tax Fees (3)	1,165	590
All Other Fees (4)	490	3,162
Total	$22,343	$18,058

(1) Includes the aggregate fees and expenses for the audit of the Company's annual financial statements, employee benefits plans and internal control over financial reporting, and the reviews of the Company's quarterly financial statements.

(2) Includes the aggregate fees and expenses for services that were reasonably related to the performance of the audit or reviews of the Company's financial statements and not included under "Audit Fees" above, including, principally, consents and comfort letters and accounting consultations.

(3) Includes the aggregate fees and expenses for tax compliance and tax planning services.

(4) Includes the aggregate fees and expenses for products and services provided, other than the services described above, related to human capital advisory services and other consulting services.

Auditor Engagement Pre-Approval Policy

In order to assure the continued independence of the Company's independent auditor, currently Deloitte & Touche LLP, the Audit Committee has adopted a policy requiring its pre-approval of all audit and non-audit services performed by the independent auditor. Under this policy, the Audit Committee annually pre-approves certain limited, specified recurring services which may be provided by Deloitte & Touche LLP, subject to maximum dollar limitations. All other engagements for services to be performed by Deloitte & Touche LLP must be specifically pre-approved by the Audit Committee, or a designated committee member to whom this authority has been delegated. Since its adoption of this policy in May 2003, the Audit Committee, or a designated member, has pre-approved all engagements by the Company and its subsidiaries, other than CNA and Diamond Offshore, for services of Deloitte & Touche LLP, including the terms and fees thereof, and the Audit Committee concluded that all such engagements were compatible with the continued independence of Deloitte & Touche LLP in serving as the Company's independent auditor. Engagements of Deloitte & Touche LLP by CNA and Diamond Offshore are reviewed and approved by the independent audit committees of those subsidiaries pursuant to pre-approval policies adopted by such committees.

The Board of Directors recommends a vote FOR Proposal No. 2.

**APPROVAL OF THE AMENDED AND RESTATED
LOEWS CORPORATION 2000 STOCK OPTION PLAN
(Proposal No. 3)**

In 2000 the Board of Directors adopted and the Company's shareholders approved, the Stock Option Plan. The Stock Option Plan was adopted to allow the Company and its subsidiaries to attract and retain qualified employees, consultants and non-employee directors, to motivate these individuals to achieve the Company's long-term goals and to reward them upon achievement of those goals. The Company's Compensation Committee (the "Committee") has approved and recommended to the Board of Directors, and the Board of Directors has approved amendments to the Stock Option Plan and directed that the Stock Option

Plan, as so amended and restated, be submitted to the Company's shareholders for approval.

In addition, as previously noted, the Company's policy is that to the extent it can do so, the Company's compensation policy be implemented in a manner which maximizes the deductibility of compensation for federal income tax purposes. Under the Internal Revenue Code the amount of compensation paid to each of the Chief Executive Officer and the four other most highly compensated executive officers which may be deductible by the Company for federal income tax purposes is limited to $1 million per person per year, except that compensation which is considered to be "performance-based" is not subject to this limitation. Awards under the Stock Option Plan will be considered performance-based under the Internal Revenue Code if the Stock Option Plan is approved by the Company's shareholders. Accordingly, the Board of Directors has directed that the Stock Option Plan, as amended and restated as described herein, be submitted to the Company's shareholders for approval at the Annual Meeting.

The principal changes to be effected by the amended Stock Option Plan are to increase the number of shares available for the issuance of awards and to provide for authority to award stock appreciation rights either in tandem with or separate from stock option grants. The material features of the amended Stock Option Plan are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the amended Stock Option Plan which is attached as Exhibit A to this proxy statement. If the shareholders do not approve the amended Stock Option Plan, it will not become effective and the Stock Option Plan will continue to be in effect without amendment.

Summary of the Stock Option Plan, as amended

Shares Available for Issuance Under the Plan. As originally adopted, the Stock Option Plan provided for the grant of options to purchase up to 2,000,000 shares of Common Stock. All references to numbers of shares have been adjusted, in accordance with the provisions of the Stock Option Plan described under "Adjustments," below, to give effect to the two-for-one split of the Common Stock effected as of March 21, 2001 by way of a stock dividend. The amended Stock Option Plan authorizes the issuance of up to 4,000,000 shares.

Through February 28, 2005, options to purchase 1,549,775 shares have been granted under the Stock Option Plan, 205,799 shares have been issued upon the exercise of options and 504,451 shares are currently available for issuance upon the exercise of future grants. If the amended Stock Option Plan is approved by the shareholders, and assuming no currently outstanding options expire unexercised in the meantime, a total of 2,504,451 shares will be available for the grant of options and stock appreciation rights, representing approximately 1.4% of the outstanding shares of Common Stock on February 28, 2005.

The fair market value of a share of Common Stock on February 28, 2005 was $71.64.

These shares of Common Stock may consist in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held in the treasury of the Company. Shares of Common Stock subject to an option which has expired or been canceled or terminated will become available for the granting of additional options under the Stock Option Plan.

Administration. The Stock Option Plan is administered by the Committee. However, the Board of Directors may designate an alternate committee to administer the Stock Option Plan, or elect to administer the Stock Option Plan directly. Subject to the terms of the Stock Option Plan, the Committee has broad authority to administer and interpret the Stock Option Plan, including the authority to determine who will receive a grant and to determine the specific provisions of that grant. The Committee also has the authority to accelerate the exercisability and extend the term of an outstanding award. Each member of the Committee is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

Eligibility. Those persons who are responsible for or contribute to the management, growth or profitability of the businesses of the Company and its subsidiaries may receive awards under the Stock Option Plan. Optionees will be selected from time to time by the Committee from a pool of all employees and consultants of the Company and its subsidiaries and the non-employee directors of the Company, an estimated 24,000 people. No individual participant may receive options to purchase more than 400,000 shares of Common Stock during any one calendar year.

Types of Grants. As originally adopted, the Stock Option Plan provided for the award of both incentive stock options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code, and nonqualified stock options ("NQOs"), which do not meet, or are not intended to meet, the requirements of Section 422 of the Internal Revenue Code. (See "Federal Income Tax Consequences," below.) All of the options which have been granted under the Stock Option Plan are NQOs. The exercise price for each stock option granted under the Stock Option Plan is determined by the Committee; but may not be less than 100% of the fair market value of the Common Stock on the date of grant. The amended Stock Option Plan expressly prohibits the Company from decreasing the exercise price of an outstanding option or taking any other action that would be deemed a "repricing" of the option, unless approved by the Company's shareholders.

The amended Stock Option Plan also authorizes the award of stock appreciation rights ("SARs") in tandem with stock options or separately. SARs constitute the right to receive stock or cash, or a combination of stock and cash, equal in value to the difference between the exercise price of the SAR and the market price of the corresponding amount of Common Stock on the exercise date. The exercise price of an SAR is determined by the Committee; but it may not be less than 100% of the fair market value of the Common Stock on the date of grant. SARs granted in tandem with stock options must have an exercise price equal to the exercise price per share of the related stock options. The exercise of all or a portion of an SAR granted in tandem with a related stock option results in the forfeiture of all or a corresponding portion of the related option, and vice versa.

Vesting and Exercise. Unless otherwise provided by the Committee at the time of grant or thereafter, each award granted under the Stock Option Plan will vest and become exercisable in four equal annual installments, commencing on the first anniversary of the date of grant, and shall thereafter remain exercisable for the duration of the term of the award.

The full exercise price shall be paid at the time of exercise. The Committee may permit an optionee to elect to pay the exercise price of an option by irrevocably authorizing a third party to sell the shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any applicable tax withholding. In addition, the Committee may permit full or partial payment of a stock option exercise price to be made in the form of unrestricted shares of Common Stock that have been owned by the optionee for at least six months, based on the fair market value of those shares on the date of exercise.

Term. Unless otherwise provided by the Committee at the time of grant or thereafter, the term of each award granted under the Stock Option Plan will end on the earliest to occur of (i) the date the recipient's employment, directorship or consultancy with the Company or its subsidiaries, as applicable, is terminated for cause or voluntarily by the recipient, (ii) the first anniversary of the recipient's death or disability, (iii) the third anniversary of the recipient's retirement (if the recipient is an employee) or (iv) the ninetieth day after the recipient's employment, directorship or consultancy terminates for any other reason. In no event may the term of any award granted under the Stock Option Plan exceed ten years from its date of grant. Unless otherwise provided by the Committee, any outstanding award that is unvested following a termination of employment, directorship or consultancy shall be forfeited immediately.

Transferability. Awards granted under the Stock Option Plan are not transferable, except by will or the laws of descent and distribution or, in the case of an NQO, to the optionee's immediate family, if expressly permitted by the Committee.

Adjustments. In the event of a stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, split-up, spin-off, combination or exchange of shares, the Committee may make adjustments to preserve the benefits or potential benefits of the Stock Option Plan and outstanding awards. These adjustments may include adjustments to (i) the number and kind of shares deliverable under the Stock Option Plan, (ii) the number and kind of shares that may be covered by awards granted to any individual recipient, (iii) the number and kind of shares covered by outstanding awards, (iv) the exercise price of outstanding awards, (v) settlement of outstanding awards in cash or Common Stock, and (vi) other adjustments that the Committee determines to be equitable.

Amendments and Termination. The Stock Option Plan is unlimited in duration. The Board of Directors may, at any time, amend or terminate the Stock Option Plan, provided that no such amendment or termination may adversely affect the rights of any recipient under any award granted under the Stock Option

Plan prior to the date of such amendment or termination without the prior written consent of that recipient. The Stock Option Plan may not be amended without shareholder approval to the extent such approval is required by law or the rules of any exchange on which the Common Stock is traded.

Registration of Common Stock issued under the Stock Option Plan. 2,000,000 shares of Common Stock covered by the Stock Option Plan have been registered under the Securities Act of 1933, as amended. The Company intends that the additional 2,000,000 shares of Common Stock covered by the amended Stock Option Plan will also be registered under the Securities Act of 1933, as amended. Such registration will, in most cases, permit the unrestricted resale in the public market of shares issued pursuant to the Stock Option Plan.

New Plan Benefits

Except as otherwise described herein, benefits under the Stock Option Plan to the Named Executive Officers and the Company's other executive officers, directors, employees and consultants are not currently determinable because all grants under the Stock Option Plan are discretionary. The following table sets forth certain information as to options to purchase shares of Common Stock under the Stock Option Plan the Committee determined prior to February 28, 2005, to award during 2005 to each of the Named Executive Officers, all of the Company's executive officers as a group, all of the Company's non-executive directors as a group and all of the Company's non-executive officer employees as a group, provided only that each such optionee maintain his or her position as an executive officer, director or employee of the Company at the time of each such grant. The aggregate dollar value of these grants is not currently determinable. All grants under the Stock Option Plan have been and will be made in consideration of services rendered or to be rendered to the Company or any of its subsidiaries by recipients.

Name and Position	Dollar Value (1)	Number of Units (2)
J. S. Tisch Chief Executive Officer, Office of the President, Director	--	20,000
A.H. Tisch Chairman of the Executive Committee, Office of the President, Director	--	20,000
J. M. Tisch President and Chief Executive Officer of Loews Hotels, Office of the President, Director	--	20,000
A.L. Rebell Senior Vice President	--	15,000
P.W. Keegan Senior Vice President, Chief Financial Officer	--	15,000
Executive Group	--	120,000
Non-Executive Director Group	--	14,000
Non-Executive Officer Employee Group	--	171,000

(1) The dollar value of these benefits is not determinable at this time because it is dependent upon the fair market value of the Company's Common Stock on each of the future vesting dates of stock options granted.

(2) Number of shares of Common Stock underlying stock options awarded.

Federal Income Tax Consequences.

The following is a brief summary of the principal federal income tax consequences of transactions under the Stock Option Plan based on current federal income tax laws. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. It is also not

intended as personal tax advice to any individual. Recipients of awards under the Stock Option Plan should consult their own tax advisors.

New Tax Law. In late 2004, federal tax legislation was enacted that substantially changed the tax treatment of recipients of nonqualified deferred compensation, including certain NQOs and SARs. The full scope and effect of this new law remains unclear. The discussion below sets forth the Company's current understanding of the federal income tax consequences of NQOs and SARs issued under the Stock Option Plan, based on the law, its legislative history and the initial transitional guidance issued by the Internal Revenue Service. However, the Internal Revenue Service is expected to issue additional guidance in the future, which could change those federal income tax consequences.

Nonqualified Stock Options. In general, (i) an optionee will not be subject to tax at the time an NQO is granted, and (ii) an optionee will include in ordinary income in the taxable year in which he or she exercises an NQO an amount equal to the difference between the exercise price and the fair market value of the Common Stock on the date of exercise. Upon disposition of the Common Stock acquired upon exercise, appreciation or depreciation after the date ordinary income is recognized will be treated as capital gain or loss. The Company generally will be entitled to a deduction in an amount equal to a recipient's ordinary income in the Company's taxable year in which the optionee includes that amount in income. The exercise of NQOs is subject to withholding of all applicable taxes.

Incentive Stock Options. No taxable income will be realized by an option holder upon the grant or exercise of an ISO. If shares are issued to an optionee pursuant to the exercise of an ISO granted under the Stock Option Plan and if no disposition of those shares is made by that optionee within two years after the date of grant of the ISO or within one year after the receipt of those shares by that optionee, then (i) upon a sale of those shares, any amount realized in excess of the exercise price of the ISO will be taxed to that optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the Company. However, if shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price thereof, and (ii) the Company will be entitled to deduct that amount. Any additional gain or loss recognized by the option holder will be taxed as a short-term or long-term capital gain or loss, as the case may be, and will not result in any deduction by the Company. If an ISO is exercised at a time when it no longer qualifies as an incentive stock option under the Internal Revenue Code, it will be treated as an NQO.

Stock Appreciation Rights. Upon exercise of an SAR, the holder will recognize ordinary income equal to the value of the shares of Common Stock or cash received as a result of the exercise, and the Company will receive a deduction in the same amount. The exercise of SARs is subject to withholding of all applicable taxes.

The Board of Directors recommends a vote FOR Proposal No. 3.

APPROVAL OF THE AMENDED AND RESTATED
LOEWS CORPORATION INCENTIVE COMPENSATION PLAN FOR
EXECUTIVE OFFICERS
(Proposal No. 4)

As previously noted, it is the policy of the Compensation Committee that where the Company's compensation policy can be implemented in a manner which maximizes deductibility of compensation for federal income tax purposes, the Company should seek to do so. Accordingly, in 1996 the Company adopted, and the shareholders approved, the Company's Incentive Compensation Plan, which was reapproved by the shareholders in 2001.

The Incentive Compensation Plan is designed to qualify the amounts paid under its terms to the Company's Named Executive Officers as "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code (together with the regulations promulgated thereunder, as each may be amended, the "Code"). This qualification will allow amounts awarded under the Incentive Compensation Plan to be deductible by the Company for federal income tax purposes, even if, when combined with other compensation, the award causes the compensation of any of the Named Executive Officers to exceed $1 million.

The Committee has approved and recommended to the Board of Directors, and the Board of Directors has approved, amendments to the Incentive Compensation Plan and directed that the Incentive Compensation Plan, as so amended and restated, be submitted to the Company's shareholders for approval. The principal changes to be effected by the amended Incentive Compensation Plan are to grant to the Committee discretionary authority to reduce an award otherwise determined pursuant to the Incentive Compensation Plan and to grant to the Committee discretion to take into account specific factors that may impact the Company's business in determining the performance measure, called "Performance Based Income," on which awards under the Incentive Compensation Plan are based. The material features of the amended Incentive Compensation Plan are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the amended Incentive Compensation Plan which is attached as Exhibit B to this Proxy Statement. If the shareholders do not approve the amended Incentive Compensation Plan, it will not be effective and the Incentive Compensation Plan will continue to be in effect without amendment.

Summary of the Incentive Compensation Plan, as amended

Eligibility. All executive officers of the Company (currently eight persons) are eligible to participate in the Incentive Compensation Plan. The Compensation Committee has the sole authority to designate which executive officers are to participate in the Incentive Compensation Plan.

Designation of Awards. Within the first 90 days of each calendar year (the "Designation Period"), the Committee may designate one or more executive officers of the Company (each, a "Participant") to participate in the Incentive Compensation Plan for specified calendar years (each, a "Performance Period"). The Committee may designate awards for up to three future Performance Periods (a "Multiple Award Period").

Prior to the end of the Designation Period for a Performance Period, the Committee will allocate, on behalf of each Participant, a percentage of Performance Based Income for that Performance Period on which the Participant's award will be based. Performance Based Income is the consolidated net income of the Company for the applicable Performance Period as adjusted by the Committee, in its sole discretion, to take into account specified objective factors that may impact the Company's business or the business of any of the Company's subsidiaries as the Committee, in the exercise of its judgment, deems reasonable and appropriate to exclude or include. Among other things, the Committee may take into account realized and unrealized gains and losses, the impact of accounting changes, the impact of acquisitions and dispositions of a business or asset, charges relating to the disposition by judgment or settlement of material litigation, charges relating to reserve strengthening and adverse dividend or premium development associated with prior accident years, the impact of catastrophe and other extraordinary items and events, and the impact of changes in legislation or regulation.

In the event of a Multiple Award Period, prior to the end of the first Designation Period for all included Performance Periods the Committee will allocate on behalf of each Participant a percentage of Performance Based Income for each Performance Period within the Multiple Award Period, or, in the alternative, an aggregate formula for the later Performance Periods within the Multiple Award Period based on the total of assigned percentages of Performance Based Income for the then current and the prior Performance Periods included in the Multiple Award Period. The Committee may make an award for a Performance Period to a Participant who has received an award for a Multiple Award Period which includes that Performance Period, provided that this is done prior to the end of the Designation Period for that Performance Period.

Maximum Award. The maximum amount payable under the Incentive Compensation Plan to each Participant is $3 million for each year in the Performance Period.

Reduction of Awards. At the time that an award is allocated to a Participant, the Committee may, in its discretion, determine to reserve the authority to reduce the amount payable to a Participant below the percentage of Performance Based Income allocated to such Participant. This so-called "negative discretion" may be applied by the Committee, in its discretion, at the time Performance Based Income for the applicable Performance Period has been determined.

Deferral of Payments. Subject to the applicable provisions of the Code, the Committee may, in its discretion, permit Participants to elect to defer payment of all or part of any award, together with interest accrued from the originally scheduled payment date.

Termination of Employment. If any Participant ceases to be employed by the Company or its subsidiaries prior to the end of a Performance Period (other than due to retirement, death or disability), that Participant will not be eligible to receive a bonus award for that Performance Period unless the Committee determines that payment of the award is in the Company's best interest. Participants who cease to be employed by the Company or its subsidiaries prior to the end of a Performance Period due to retirement, death or disability will receive an award prorated to the date of cessation of employment.

Amendments and Termination. The Committee may amend the Incentive Compensation Plan at any time, provided that changes may be made only if they are consistent with the provisions of the Code and do not adversely affect the ability of the Company to deduct the compensation which may be paid pursuant to the Incentive Compensation Plan for federal income tax purposes. No amendment that requires shareholder approval under the Code may be made without that approval. The Board of Directors may terminate the Incentive Compensation Plan at any time.

New Plan Benefits

Because awards under the Incentive Compensation Plan are based upon Performance Based Income, the amount of any awards that may be payable to Participants for 2005 cannot currently be determined. However, as noted above, there is a maximum award of $3 million per Participant per year. The following table sets forth certain information as to awards granted in 2004 under the Incentive Compensation Plan to each of the Named Executive Officers, all of the Company's executive officers as a group, all of the Company's non-executive directors as a group and all of the Company's non-executive officer employees as a group. All awards under the Incentive Compensation Plan have been and will be made in consideration of services rendered or to be rendered to the Company or any of its subsidiaries by recipients.

Name and Position	Dollar Value ($)	Number of Units
J. S. Tisch Chief Executive Officer, Office of the President, Director	800,000	--
A.H. Tisch Chairman of the Executive Committee, Office of the President, Director	800,000	--
J. M. Tisch President and Chief Executive Officer of Loews Hotels, Office of the President, Director	800,000	--
A.L. Rebell Senior Vice President	1,000,000	--
P.W. Keegan Senior Vice President, Chief Financial Officer	0	--
Executive Group	3,600,000	--
Non-Executive Director Group	0	--
Non-Executive Officer Employee Group	0	--

The Board of Directors recommends a vote FOR Proposal No. 4.

The Company has been advised that the four shareholder proposals described below will be presented at the Annual Meeting. For the reasons set forth below, the Board of Directors recommends a vote against each proposal.

SHAREHOLDER PROPOSAL RELATING TO
CUMULATIVE VOTING
(Proposal No. 5)

Evelyn Y. Davis, 2600 Virginia Avenue, N.W., Washington, D.C. 20037, owner of 244 shares of Common Stock, has notified the Company in writing that she intends to present the following resolution at the Annual Meeting for action by the shareholders:

"RESOLVED: That the stockholders of Loews, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

"REASONS: Many states have mandatory cumulative voting, so do National Banks.

"In addition, many corporations have adopted cumulative voting.

"Last year the owners of 40,561,259 shares representing approximately 23% of shares voting, voted FOR this proposal.

"If you AGREE, please mark your proxy FOR this resolution."

The Board of Directors recommends a vote AGAINST Proposal No. 5.

The Board of Directors believes that the present system of voting for directors, in which all directors are elected by a plurality of the votes cast, is the fairest and most preferable method for selecting directors. The Board is opposed to cumulative voting because cumulative voting could make it possible for a special interest group, which may not represent the interests of all shareholders, to elect one or more directors beholden only to that special interest group. The aims of such special interest group may be adverse to those of the Company and its shareholders as a whole and therefore could impede the Board's power to act on behalf of the Company and all of its shareholders. Accordingly, the Board of Directors recommends a vote against this proposal.

SHAREHOLDER PROPOSAL RELATING TO
POLITICAL CONTRIBUTIONS
(Proposal No. 6)

The Central Laborers' Pension Fund, P.O. Box 1267, Jacksonville, Illinois 62651, owner of more than $2,000 worth of shares of the Company's stock, has notified the Company in writing that it intends to present the following resolution at the Annual Meeting for action by the shareholders:

"Resolved, that the shareholders of Loews Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
>   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;
>   b. The business rationale for each of the Company's political contributions; and

c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

"Statement of Support: As long-term shareholders of Loews, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

"Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. In the 2001-02, the last fully reported election cycle, Loews contributed at least \$420,552 (The Center for Responsive Politics, Soft Money Donors: http:/www.opensecrets.org/softmoney/softcomp2.asp?txtName=Loews+Corp&txtUltOrg= y&txtSort=name& txtCycle=2002).

"Relying only on the limited data available from the Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

"Although the Bi-Partisan Campaign Reform Act (BCRA) enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

"Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform."

The Board of Directors recommends a vote AGAINST Proposal No. 6.

The Board of Directors believes that this proposal is unnecessary because a comprehensive system of reporting and accountability for political contributions already exists in the United States. In fact, changes to the federal campaign finance laws enacted after the 2001-2002 election cycle referred to by the proponent now prohibit corporations from making donations to political parties at the federal level. It is the Company's policy to fully comply with these laws. Furthermore, political contributions made by the Company or any of its subsidiaries which are permitted must be disclosed as provided by various federal, state and local campaign finance laws, including the Internal Revenue Code. As a result, information concerning the Company's political contributions is readily available to shareholders and interested parties through public sources, including numerous websites. The proponent has demonstrated this by citing figures on political contributions previously made by the Company and its subsidiaries. In addition, this proposal would impose additional and unnecessary costs and administrative burdens on the Company. Accordingly, the Board of Directors believes that this proposal would not be in the best interests of the Company, and recommends a vote against this proposal.

<center>

**SHAREHOLDER PROPOSAL RELATING TO
ENVIRONMENTAL TOBACCO SMOKE
(Proposal No. 7)**

</center>

The following shareholders have indicated in writing that they intend to present the resolution set forth below at the Annual Meeting for action by the shareholders: the Congregation of Sisters of St. Agnes, 320 County Road K, Fond du Lac, Wisconsin 54935, owner of 45 shares of Common Stock; Sinsinawa Dominicans, Inc., 7200 W. Division, River Forest, Illinois 60305, owner of 80 shares of Common Stock; Catholic Health Initiatives, 1999 Broadway, Suite 2600, Denver, Colorado 80202, owner of 100 shares of Common Stock; and Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, New York 10462, owner of 4,000 shares of Common Stock:

"WHEREAS numerous local, state and national governments, and corporations have made workplaces smoke-free to protect employee and customer health;

"—the September, 2004 *Journal of Occupational & Environmental Medicine* [46(9);887-905] reported environmental tobacco smoke (ETS) greatly increased respirable particle air pollution and carcinogenic particulate polycyclic aromatic hydrocarbons, exceeding levels on major truck highways;

"-- A 2002 summary of findings by the United Nations' International Agency for Research on Cancer [IARC] stated that scientific evidence on the carcinogenic effects of passive smoking was conclusive, and noted ETS increases by 20% the risk for lung cancer;

"-- An August 2002 study in *CHEST*, the journal of the American College of Chest Physicians, confirmed that asthmatic children exposed to ETS are more likely to have increased respiratory symptoms, decreased lung function and school absences;

"—a 2001 *Journal of the American Medical Association* (436-41) noted: 'Before exposure to environmental tobacco smoke, coronary flow velocity reserve was significantly higher in nonsmokers than in smokers. After exposure … [it] decreased and was not significantly different from that of smokers.' An accompanying JAMA editorial stated: 'The investigators demonstrated that, in healthy young volunteers, just 30 minutes of exposure to secondhand smoke compromised the endothelial function in coronary arteries of nonsmokers in a way that made the endothelial response of nonsmokers indistinguishable from that of habitual smokers';

"-- A 2001 Canadian study (in *International Journal of Cancer*) conclusively showed that the more people smoke in the workplace, the greater the risks for nonsmokers. The *Globe and Mail* reported (07/12/01) that people routinely exposed to significant ETS (i.e., bar and restaurant workers), face a three-times greater risk for lung cancer;

"-- In May 2000, the U.S. National Institute of Environmental Health Sciences added directly inhaled tobacco smoke (i.e., ETS) to its 'known human carcinogens' list;

"--In a 1999 report, researchers discovered that breathing other people's cigarette smoke makes nonsmokers 82% more likely to suffer a stroke, increasing the risk of heart disease, heart attack, lung, and breast cancer, and breathing-related diseases (*Tobacco Control*, August, 1999);

"--while the Company admits smoking causes lung cancer, it does not admit to the overwhelming scientific evidence that involuntary exposure to ETS causes lung cancer.

"-- the company has funded efforts of restaurant and hospitality associations to block regulatory and legislative attempts to prohibit smoking in the workplace including restaurants and bars, and further, the Company also has sponsored events in bars wherein we have provided cigarettes for patrons;

"-- a 2002 Miami, Florida court awarded $5.5 million to a flight attendant harmed by environmental tobacco smoke [ETS] exposure;

"-- the company was sued by a class of flight attendants claiming exposure to ETS increased their risk of contracting lung cancer from ETS; we have paid millions of dollars to settle that lawsuit;

"RESOLVED: shareholders request the Company to publicly support regulations and legislation to prohibit smoking in all public and private workplaces - including restaurants and bars -- as well as encourage employers to protect the health of all workers and customers by prohibiting smoking in their workplaces."

The Board of Directors recommends a vote AGAINST proposal No. 7.

Many federal, state and local governmental bodies have adopted laws and regulations intended to prohibit or restrict smoking in public places, stores and restaurants and the workplace, and other governmental agencies and bodies are considering similar laws and regulations. Accordingly, the Company's subsidiary, Lorillard Tobacco Company ("Lorillard"), believes that proposals for new or additional legislation or regulations concerning environmental tobacco smoke should be considered by the appropriate governmental bodies.

In addition, for many years public health agencies have issued well-publicized reports concerning the asserted health risks to non-smokers of environmental tobacco smoke. It is Lorillard's belief that any new or additional public statements with respect to environmental tobacco smoke should be considered by appropriate public health agencies. Publicly encouraging employers to prohibit smoking in their workplaces, as requested by this proposal, would, in the opinion of Lorillard, be confusing, could conflict with various governmental laws and regulations and could expose Lorillard to further risk of litigation. Accordingly, the

Board of Directors believes that this proposal would not be in the best interests of the Company, and recommends a vote against this proposal.

SHAREHOLDER PROPOSAL RELATING TO
CIGARETTE IGNITION PROPENSITY
(Proposal No. 8)

The Congregation of the Sisters of Charity of the Incarnate Word, P.O. Box 230969, 6510 Lawndale, Houston, Texas 77223-0969, owner of 100 shares of Common Stock, has notified the Company in writing that it intends to present the following resolution at the Annual Meeting for action by the shareholders:

"On June 28, 2004, a New York state law compelled major tobacco companies to replace their cigarettes with new 'fire safe' versions designed to extinguish themselves more quickly than conventional cigarettes. *The Wall Street Journal* noted that this legislation might create an environment wherein 'cigarette companies could become more vulnerable to cigarette-fire lawsuits filed in other states' if they did not enact similar laws (06/23/04).

"The article noted that most 'tobacco companies have no intention of changing the cigarettes they sell in other parts of the country to match New York's standards.' It also stated: 'legal experts note that having two distinct classes of cigarettes could expose their makers to a huge legal risk. With self-extinguishing cigarettes required only in New York, anti-tobacco lawyers may find it easier to argue in court that manufacturers know how to make a safer cigarette - something the companies had largely denied until recently' (*WSJ* 06/23/04).

"Even before the New York law took effect, groups, including the American Cancer Society, the American Lung Association and other New York-based groups wrote (06/24/04) the Chief Executive Officer of this Company 'on behalf of consumer, public safety, public health and firefighter organizations.' They asked our CEO to 'commit at once to voluntarily establish New York's cigarette fire safety regulatory criteria as the standard for all the cigarettes that you produce for sale in the United States, Puerto Rico and U.S. protectorates.'

"Their letter was followed by another letter from a representative of the filers of this resolution asking for the same standard to apply beyond New York to the rest of the United States. In response, Lorillard questioned the science behind the New York legislation. It argued that the Consumer Product Safety Commission, upon studying the issue, 'made no recommendation that a cigarette standard be adopted at the state or federal level.' Despite this, New York State found reason to enact the law. We believe the data supports New York State; this also is not questioned by our main competitor who does not question the data but seeks federal legislation. Our Company seems to support neither. Thus this request to the shareholders for immediate action.

"RESOLVED: that the shareholders request that Loews Board commit the Company within six months of the annual meeting to voluntarily establish New York's cigarette fire safety regulatory criteria as the standard for all the cigarettes that are produced for sale in the United States, Puerto Rico and all U.S. protectorates.

"Supporting Statement: Nationally, cigarette fires are the leading cause of fire death. They claim approximately 1,000 lives in the U.S. annually. Ten years ago, the direct costs of cigarette-ignited fire deaths, injuries and property damage was estimated to be $4 billion, with health care costs exceeding $100 million.

"We have the technology to drastically reduce such deaths. We already make a product, which, while legal, if used as directed causes death. To be complicit in more deaths due to an unwillingness to change our technology makes us complicit in their deaths."

The Board of Directors recommends a vote AGAINST proposal No. 8.

Lorillard believes, as a policy matter, that it should defer to the judgment of governmental authorities with respect to the ignition propensity standards applicable to its products in each jurisdiction where they are sold, and that any proposed national standards should be evaluated by the appropriate federal governmental bodies and implemented, if at all, by uniform nationwide measures applicable to all cigarette manufacturers, including Lorillard's competitors. The ignition propensity standards advanced by the proponent have not been adopted by any legislature or governmental regulatory body outside of the State of New York. This proposal, which would impose the standards established solely by the State of New York on all other U.S. states and territories, may conflict with the regulatory regimes already in place in those jurisdictions and could expose Lorillard to additional risk of litigation. Lorillard believes that any attempt to impose national standards on a consumer product raises a variety of legal and other issues which are beyond the power of any individual company to address, and should, therefore, be accomplished by appropriate governmental action. Furthermore, the additional expense of voluntarily implementing the proposed changes on a nationwide basis would put Lorillard at a competitive disadvantage in relation to those tobacco companies which have not adopted a similar policy. Accordingly, the Board of Directors believes that this proposal would not be in the best interests of the Company, and recommends a vote against this proposal.

OTHER MATTERS

The Company knows of no other matters to be brought before the meeting. If other matters should properly come before the meeting, proxies will be voted on such matters in accordance with the best judgment of the persons appointed by the proxies.

The Company will bear all costs in connection with the solicitation of proxies for the meeting. The Company intends to request brokerage houses, custodians, nominees and others who hold voting stock of the Company in their names to solicit proxies from the persons who beneficially own such stock, and such brokerage houses, custodians, nominees and others, will be reimbursed for their out-of-pocket expenses and reasonable clerical expenses. The Company has engaged Innisfree M&A Incorporated ("Innisfree") to solicit proxies on its behalf, at an anticipated cost of approximately $8,000. In addition to the use of the mails, solicitation may be made by Innisfree or employees of the Company personally or by telephone, facsimile or electronic transmission.

Communications with the Company by Shareholders and Others

Interested parties, including shareholders, wishing to communicate directly with the presiding director, other non-management directors or the Board as a whole may do so by writing to Loews Corporation, 667 Madison Avenue, New York, New York 10021-8087, Attention: Corporate Secretary. All such communications will be delivered to the director or directors to whom they are addressed.

Shareholders wishing to propose an individual to be considered by the Nominating and Governance Committee for possible recommendation to the Board of Directors must do so by writing to Loews Corporation, 667 Madison Avenue, New York, New York 10021-8087, Attention: Corporate Secretary. Shareholder recommendations must include the candidate's name, a brief biographical description, a statement of the candidate's qualifications, a description of any relationship between the candidate and either the recommending shareholder or the Company, and the candidate's signed consent to serve as a director, if elected. Recommendations for director nominees to be considered for the Company's 2006 Annual Meeting must be received by the Corporate Secretary not later than October 1, 2005.

Shareholder proposals for the 2006 Annual Meeting must be received by the Company's Corporate Secretary not later than November 25, 2005 in order to be included in the Company's proxy materials. Proxies solicited by the Company for the 2006 Annual Meeting may confer discretionary authority to vote on any proposals submitted after February 8, 2006 without a description of them in the proxy materials for that meeting. Shareholder proposals should be addressed to Loews Corporation, 667 Madison Avenue, New York, New York 10021-8087, Attention: Corporate Secretary.

By order of the Board of Directors,

GARY W. GARSON
Secretary

Dated: March 25, 2005

**PLEASE COMPLETE, DATE, SIGN AND
RETURN YOUR PROXY PROMPTLY**

LOEWS CORPORATION
2000 STOCK OPTION PLAN
(Amended and Restated as of January 1, 2005)

Section 1. General

    1.1 *Purpose*. The Loews Corporation 2000 Stock Option Plan (the "Plan") has been established by Loews Corporation (the "Company") to (i) attract and retain persons eligible to participate in the Plan, (ii) motivate Participants, by means of appropriate incentives, to achieve long-term Company goals, and reward Participants for achievement of those goals, and (iii) provide incentive compensation opportunities that are competitive with those of other similar companies, and thereby promote the financial interest of the Company and its Subsidiaries.

    1.2 *Operation and Administration*. The operation and administration of the Plan shall be subject to the provisions of Section 4 (relating to operation and administration). Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of Section 7 of the Plan).

Section 2. Options

    2.1 *Option Grant*. The Committee may grant Options in accordance with this Section 2.

    2.2 *Definitions*. The grant of an "Option" permits the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under the Plan may be either an incentive stock option (an "ISO") or a non-qualified option (an "NQO"), as determined in the discretion of the Committee. An "ISO" is an Option that is intended to be an "incentive stock option" described in section 422(b) of the Code and does in fact satisfy the requirements of that section. An "NQO" is an Option that is not intended to be an "incentive stock option" as that term is described in section 422(b) of the Code, or that fails to satisfy the requirements of that section.

    2.3 *Exercise Price*. The "Exercise Price" of each Option granted under this Section 2 shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted; except that the Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock). In no event may any Option granted under this Plan be amended, other than pursuant to Section 4.2(e), to decrease the Exercise Price thereof, be cancelled in conjunction with the grant of any new Option with a lower Exercise Price, or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option, unless such amendment, cancellation, or action is approved by the Company's shareholders.

    2.4 *Vesting and Exercise*. An Option shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee.

(a)   Unless otherwise provided by the Committee at the time of grant or thereafter, each Option shall vest and become exercisable in four equal annual installments beginning on the first anniversary of the date of grant, and shall thereafter remain exercisable during the Term.

(b)   Unless otherwise provided by the Committee at the time of grant or thereafter, the Term of each Option shall end on the earliest of (1) the date on which such Option has been exercised in full, (2) the date on which the Participant experiences a Termination for Cause or a voluntary Termination, (3) the one-year anniversary of the date on which the Participant experiences a Termination due to death or Disability, (4) the three-year anniversary of the date on which the Participant experiences a Termination due to such person's Retirement, and (5) the 90th day after the Participant experiences a Termination for any other reason; provided, that in no event may the Term exceed ten (10) years from the date of grant of the Option. Except as otherwise determined by the Committee at the time of grant or thereafter, upon the occurrence of a Termination of a Participant for any reason, the Term of all outstanding Options held by the Participant that are unvested as of the date of such Termination shall thereupon end and such unvested Options shall be forfeited immediately; provided, however, that the Committee may, in its sole discretion, accelerate the vesting of any Option and/or extend the exercise period of any Option (but not beyond the ten-year anniversary of the grant date).

(c)   An Option may be exercised and the underlying shares purchased in accordance with this Section 2 at any time after the Option with respect to those shares vests and before the expiration of the Term. To exercise an Option, the Participant shall give written notice to the Company stating the number of shares with respect to which the Option is being exercised.

(d)   The full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in the last sentence of this paragraph (d), payment may be made as soon as practicable after the exercise). The Exercise Price shall be payable by check, or such other instrument as the Committee may accept. The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise. In the case of any ISO such permission must be provided for at the time of grant and set forth in an Award Certificate. In addition, if approved by the Committee, payment, in full or in part, may also be made in the form of unrestricted Mature Shares, based on the Fair Market Value of the Mature Shares on the date the Option is exercised; provided, however, that, in the case of an ISO the right to make a payment in such Mature Shares may be authorized only at the time the Option is granted.

Section 3. Stock Appreciation Rights

3.1 *Types and Nature of Stock Appreciation Rights*. A "Stock Appreciation Right" is the right to receive an amount equal in value to the excess, if any, on the date of exercise, of the Fair Market Value of a share of Stock over the Exercise Price of the Stock Appreciation Right. Stock Appreciation Rights may be "Tandem SARs," which are granted in conjunction with an Option, or "Free-Standing SARs," which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount equal to the product of (i) the excess of the Fair Market Value of one share of Stock over the Exercise Price of the applicable Stock Appreciation Right, multiplied by (ii) the number of shares of Stock in respect of which the Stock Appreciation Right has been exercised. Such amount shall be paid in cash, Stock, or a combination thereof (with the amount of such cash being determined based upon the Fair Market Value of the Stock on the date of exercise). As determined by the Committee, the applicable Award Certificate shall specify whether such payment is to be made in cash or Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

3.2 *Tandem SARs*. A Tandem SAR may be granted on the grant date of the related Option or, in the case of a related NQO, at any time after the grant date thereof while the related NQO remains outstanding. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of Section 2, and shall at all times have the same Exercise Price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

3.3 *Exercise Price*. The "Exercise Price" per share of Stock subject to a Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Certificate, and shall not be less than 100% of the Fair Market Value of a share of Stock on the applicable grant date. In no event may any Free-Standing SAR granted under this Plan be amended, other than pursuant to Section 4.2(e), to decrease the Exercise Price thereof, be cancelled in conjunction with the grant of any new Option or Free-Standing SAR with a lower Exercise Price, or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's shareholders.

3.4 *Term*. Unless otherwise provided by the Committee at the time of grant or thereafter, the Term of each Free-Standing SAR shall end on the earliest of (1) the date on which such Free-Standing SAR has been exercised in full, (2) the date on which the Participant experiences a Termination for Cause or a voluntary Termination, (3) the one-year anniversary of the date on which the Participant experiences a Termination due to death or Disability, (4) the three-year anniversary of the date on which the Participant experiences a Termination due to such person's Retirement, and (5) the 90th day after the Participant experiences a Termination for any other reason; provided, that in no event may the Term exceed ten (10) years from the date of grant of the Free-Standing SAR. Except as otherwise determined by the Committee at the time of grant, upon the occurrence of a Termination of a Participant for any reason, the Term of all outstanding Free-Standing SARs held by the Participant that are unvested as of the date of such Termination shall thereupon end and such unvested Free-Standing SARs shall be forfeited immediately provided, however, that the Committee may, in its sole discretion, accelerate the vesting of any Stock Appreciation Right and/or extend the exercise period of any Stock Appreciation Right (but not beyond the ten-year anniversary of the grant date).

3.5 *Vesting and Exercise*. Except as otherwise provided herein, Free-Standing SARs shall vest and be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee and set forth in the applicable Award Certificate.

Section 4. Operation and Administration

4.1 *Effective Date*. The Plan is effective as of January 18, 2000 (the "Effective Date"). The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Options or Stock Appreciation Rights under it are outstanding.

4.2 *Shares Subject to Plan*. The shares of Stock for which Options and Stock Appreciation Rights may be granted under the Plan shall be subject to the following:

(a)   The shares of Stock with respect to which Options and Stock Appreciation Rights may be granted under the Plan shall be shares currently authorized but unissued or currently held or subsequently acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

(b)   Subject to the following provisions of this subsection 4.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 4,000,000 shares of Stock.

(c)   To the extent any shares of Stock covered by an Option are not delivered to a Participant or beneficiary because the Option is forfeited or canceled, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

(d)   Subject to paragraph 4.2(e), the maximum number of shares that may be covered by Options and/or Stock Appreciation Rights granted to any one individual during any one calendar year period shall be 400,000 shares.

(e)   In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the Committee may make adjustments to preserve the benefits or potential benefits of the Plan and outstanding Options and/or Stock Appreciation Rights. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares referred to in Sections 4.2 (b) and (d); (iii) adjustment of the number and kind of shares subject to outstanding Options and Stock Appreciation Rights; (iv) adjustment of the Exercise Price of outstanding Options and Stock Appreciation Rights; (v) settlement in cash or Stock in an amount equal to the excess of the value of the Stock subject to such Options and Stock Appreciation Rights over the aggregate Exercise Price (as determined by the Committee) of such Options and Stock Appreciation Rights; and (vi) any other adjustments that the Committee determines to be equitable.

4.3 *General Restrictions*. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a)   Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933 and Code Section 409A), and the applicable requirements of any securities exchange or similar entity.

(b)   To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

4.4 *Tax Withholding*. All distributions under the Plan are subject to withholding of all applicable taxes, and the delivery of any shares or other benefits under the Plan shall be conditioned on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the Participant, through the surrender of shares of Stock which the Participant already owns, or through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan; provided that surrender of shares may be used only to satisfy the minimum withholding required by law.

4.5 *Grant and Use of Options*. In the discretion of the Committee, more than one Option and/or Stock Appreciation Right may be granted to a Participant. Options and Stock Appreciation Rights may be granted as alternatives to or replacements of Options and Stock Appreciation Rights granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations. Notwithstanding the foregoing, the assumption by the Company of options in connection with the acquisition of a business or other entity and the conversion of such options into options to acquire Stock shall not be treated as a new grant of Options under the Plan unless specifically so provided by the Committee.

4.6 *Settlement of Options*. The Committee may from time to time establish procedures pursuant to which a Participant may elect to defer, until a time or times later than the exercise of an Option or Stock Appreciation Right, receipt of all or a portion of the shares of Stock subject to such Option or Stock Appreciation Right and/or to receive cash at such later time or times in lieu of such deferred shares, all on such terms and conditions as the Committee shall determine. If any such deferrals are permitted, then a Participant who elects such deferral shall not have any rights as a stockholder with respect to such deferred shares unless and until shares are actually delivered to the Participant with respect thereto, except to the extent otherwise determined by the Committee.

4.7 *Code Section 409A*.

(a)   It is the intention of the Company that no grant of Options or Stock Appreciation Rights shall be "deferred compensation" subject to Code Section 409A, unless and to the extent that the Committee specifically determines otherwise as provided below, and the Plan and the terms and conditions of all grants of Options and Stock Appreciation Rights shall be interpreted accordingly.

(b)   The terms and conditions governing any grants of Options and Stock Appreciation Rights that the Committee determines will be subject to Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash pursuant thereto, shall be set forth in writing, and shall comply in all respects with Code Section 409A.

4.8 *Other Plans*. Amounts payable under this Plan shall not be taken into account as compensation for purposes of any other employee benefit plan or program of the Company or any of its Subsidiaries, except to the extent otherwise provided by such plans or programs, or by an agreement between the affected Participant and the Company.

4.9 *Heirs and Successors*. The terms of the Plan shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business.

4.10 *Transferability*. Options and Stock Appreciation Rights granted under the Plan are not transferable except (i) as designated by the Participant by will or by the laws of descent and distribution or (ii) in the case of a Free-Standing SAR or NQO and any associated Tandem SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's immediate family, whether directly or indirectly or by means of a trust or partnership or otherwise. If any rights exercisable by a Participant or benefits deliverable to a Participant under any Award Certificate under the Plan have not been exercised or delivered, respectively, at the time of the Participant's death, such rights shall be exercisable by the Designated Beneficiary, and such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of the applicable terms of the Award Certificate and the Plan. The "Designated Beneficiary" shall be the beneficiary or beneficiaries designated by the Participant to receive benefits under the Company's group term life insurance plan or such other person or persons as the Participant may designate by notice to the Company. If a deceased Participant fails to have designated a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be exercised by or distributed to the legal representative of the estate of the Participant. If a deceased Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the Designated Beneficiary's exercise of all rights under the Award Certificate or before the complete distribution of benefits to the Designated Beneficiary under the Award Certificate, then any rights that would have been exercisable by the Designated Beneficiary shall be exercised by the legal representative of the estate of the Designated Beneficiary, and any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary. All Options and Stock Appreciation Rights shall be exercisable, subject to the terms of this Plan, only by the Participant or any person to whom such Option or Stock Appreciation Right is transferred pursuant to this paragraph, it being understood that the term Participant shall include such transferee for purposes of the exercise provisions contained herein.

4.11 *Notices*. Any written notices provided for in the Plan or under any Award Certificate shall be in writing and shall be deemed sufficiently given if either hand delivered or if sent by confirmed fax or overnight courier, or by postage paid first class mail. Notice and communications shall be effective when actually received by the addressee. Notices shall be directed, if to the Participant, at the Participant's address indicated in the Award Certificate, or if to the Company, at the Company's principal executive office to the attention of the Company's Secretary.

4.12 *Action by Company*. Any action required or permitted to be taken by the Company shall be by resolution of the Board, or by action of one or more members of the Board (including a committee of the Board) who are duly authorized to act for the Board, or by a duly authorized officer of the Company.

4.13 *Limitation of Implied Rights*.

(a)   Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the amounts, if any, payable under the Plan, unsecured by any assets of the Company, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company shall be sufficient to pay any benefits to any person.

(b)   The Plan does not constitute a contract of employment, and selection as a Participant will not give any Participant the right to be retained in the employ of, or as a director or consultant to, the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan.

4.14 *Gender and Number*. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.15 *Laws Applicable to Construction*. The interpretation, performance and enforcement of this Plan and all Award Certificates shall be governed by the laws of the State of Delaware without reference to principles of conflict of laws, as applied to contracts executed in and performed wholly within the State of Delaware.

4.16 *Evidence*. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 5. Committee

5.1 *Administration*. The authority to control and manage the operation and administration of the Plan shall be vested in the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee") in accordance with this Section 4. In addition, the Board may exercise any power given to the Committee under the Plan.

5.2 *Powers of Committee*. The Committee's administration of the Plan shall be subject to the following:

(a)   Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Grantees those persons who shall receive Options and/or Stock Appreciation Rights, to determine the grant date of, the number of shares subject to and the Exercise Price of those Options and Stock Appreciation Rights, to establish all other terms and conditions of such Options and Stock Appreciation Rights, and (subject to the restrictions imposed by Section 6) to cancel or suspend Options and Stock Appreciation Rights.

(b)   The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c)   Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(d)   In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and applicable state corporate law.

5.3 *Delegation by Committee*. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

5.4 *Information to be Furnished to Committee*. The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment, engagement, Termination, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons eligible for benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 6. Amendment and Termination

The Board may, at any time, amend or terminate the Plan; provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Option or Stock Appreciation Right granted under the Plan prior to the date such amendment is adopted by the Board; and further provided that adjustments pursuant to paragraph 4.2(e) shall not be subject to the foregoing limitations of this Section 6.

Section 7. Defined Terms

As used in this Plan, the following definitions shall apply:

(a)   *Award Certificate*. The term "Award Certificate" shall mean a written certificate setting forth the terms and conditions of an Option or Stock Appreciation Right, in such form as the Committee may from time to time prescribe.

(b)   *Board*. The term "Board" means the Board of Directors of the Company.

(c)   *Cause*: The term "Cause" shall have the meaning set forth in the employment or engagement agreement between a Participant and the Company or any Subsidiary thereof, if such an agreement exists and contains a definition of Cause; otherwise Cause shall mean (1) conviction of the Participant for committing a felony under Federal law or the law of the state in which such action occurred, (2) dishonesty in the course of fulfilling a Participant's employment, engagement or directorial duties, (3) willful and deliberate failure on the part of a Participant to perform the Participant's employment, engagement or directorial duties in any material respect or (4) such other events as shall be determined in good faith by the Committee. The Committee shall, unless otherwise provided in an Award Certificate or employment agreement with the Participant, have the sole discretion to determine whether Cause exists, and its determination shall be final.

(d)   *Code*. The term "Code" means the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(e)   *Committee*. The term "Committee" shall have the meaning set forth in Section 5.1.

(f)   *Company*. The term "Company" shall have the meaning set forth in Section 1.1.

(g)   *Designated Beneficiary*. The term "Designated Beneficiary" shall have the meaning set forth in Section 4.10.

(h)   *Disability*. The term "Disability" shall mean, unless otherwise provided by the Committee, (1) "Disability" as defined in any individual Award Certificate to which the Participant is a party, or (2) if there is no such Award Certificate or it does not define "Disability," permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant.

(i)   *Effective Date*. The term "Effective Date" shall have the meaning set forth in Section 4.1.

(j)   *Eligible Grantee*. The term "Eligible Grantee" shall mean any individual who is employed on a full-time or part-time basis, or who serves as a consultant to, by the Company or a Subsidiary and any non-employee director of the Company. An Option or Stock Appreciation Right may be granted to an individual in connection with such individual's hiring or engagement prior to the date the individual first performs services for the Company or the Subsidiaries, provided that the individual will be an Eligible Grantee upon his hiring or engagement, and further provided that such Options and/or Stock Appreciation Rights shall not become vested prior to the date the individual first performs such services.

(k)   *Exercise Price*. The term "Exercise Price" shall have the meaning set forth in Section 2.3 and 3.3 as applicable.

(l)   *Fair Market Value*. The "Fair Market Value" of a share of Stock shall be, as of any given date, the mean between the highest and lowest reported sales prices on the immediately preceding date (or, if there are no reported sales on such immediately preceding date, on the last date prior to such date on which there were sales) of the Stock on the New York Stock Exchange Composite Tape or, if not

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listed on such exchange, on any other national securities exchange on which the Stock is listed or on NASDAQ. If there is no regular public trading market for such Stock, the Fair Market Value of the Stock shall be determined by the Committee in good faith.

(m) *Free-Standing SAR*. The term "Free-Standing SAR" shall have the meaning set forth in Section 3.1.

(n) *ISO*. The term "ISO" shall have the meaning set forth in Section 2.2.

(o) *Mature Shares*. The term "Mature Shares" shall mean shares of Stock that have been owned by the Participant in question for at least six months.

(p) *NQO*. The term "NQO" shall have the meaning set forth in Section 2.2.

(q) *Option*. The term "Option" shall have the meaning set forth in Section 2.2.

(r) *Plan*. The term "Plan" shall have the meaning set forth in Section 1.1.

(s) *Retirement*. The term "Retirement" shall mean retirement from active employment with the Company pursuant to any retirement plan or program of the Company or any Subsidiary in which the Participant participates. A Termination by a consultant or non-employee director shall in no event be considered a Retirement.

(t) *Stock*. The term "Stock" shall mean shares of common stock of the Company.

(u) *Stock Appreciation Right*. The term "Stock Appreciation Right " shall have the meaning set forth in Section 3.1.

(v) *Subsidiary*. The term "Subsidiary" means any business or entity in which at any relevant time the Company holds at least a 50% equity (voting or non-voting) interest.

(w) *Tandem SAR*. The term "Tandem SAR" shall have the meaning set forth in Section 3.1.

(x) *Term*. The term "Term" shall mean the period beginning on the date of grant of an Option or Stock Appreciation Right and ending on the date the Option or Stock Appreciation Right expires pursuant to the Plan and the relevant Award Certificate.

(y) *Termination*. A Participant shall be considered to have experienced a Termination if he or she ceases, for any reason, to be an employee, consultant or non-employee director of the Company or any of its Subsidiaries, including, without limitation, as a result of the fact that the entity by which he or she is employed or engaged or of which he or she is a director has ceased to be affiliated with the Company.

LOEWS CORPORATION
INCENTIVE COMPENSATION PLAN FOR EXECUTIVE OFFICERS
(Amended and Restated as of January 1, 2005)

Section 1. Purpose of the Plan

The purpose of the Loews Corporation Incentive Compensation Plan for Executive Officers (the "Plan") is to provide a means of rewarding certain executive officers of Loews Corporation (the "Corporation") who have contributed to the profitability of the Corporation in a manner which permits such compensation to be deductible by the Corporation for federal income tax purposes.

Section 2. Administration of the Plan

The administration of this Plan shall be vested in the Compensation Committee of the Board of Directors of the Corporation, or such other committee of the Board of Directors which shall succeed to the functions and responsibilities of such committee in relation to this Plan (the "Committee"), which shall make all determinations necessary under this Plan. All members of the Committee shall qualify as "outside directors" (as the term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder, as they may from time to time be in effect (the "Regulations")). No member of the Committee shall be entitled to participate in this Plan.

Section 3. Participation in the Plan

Executive officers of the Corporation shall be eligible to participate in this Plan. Within the period specified in the Regulations within which a performance goal is required to be established to qualify as a pre-established performance goal (the "Designation Period"), the Committee may designate one or more such executive officers of the Corporation (each, a "Participant") who shall participate in this Plan for the Performance Period or the Multiple Award Period (as those terms are defined in Section 6 below).

Section 4. Performance Goals

Prior to the end of the Designation Period for a Performance Period, the Committee shall designate in writing a percentage of the Corporation's Performance Based Income (as defined below) for such Performance Period. In the event of a Multiple Award Period, prior to the end of the Designation Period for the first Performance Period in the Multiple Award Period the Committee shall designate a percentage of Performance Based Income for each of the subsequent Performance Periods in the Multiple Award Period. The percentage for a subsequent Performance Period may be increased at any time prior to the end of the Designation Period for such Performance Period. As used herein, "Performance Based Income" shall mean, for each Performance Period, the consolidated net income of the Corporation and its subsidiaries, as reported in the Corporation's Consolidated Statement of Operations for such Performance Period, as adjusted by the Committee, in its sole discretion, prior to the end of the relevant Designation Period, to take into account such specified objective factors that may impact the Company's business generally, or the business of any of the Company's consolidated subsidiaries, as the Committee in the exercise of its judgment deems reasonable and appropriate to exclude or include in the computation of consolidated net income, including, without limitation, realized and unrealized gains and losses, the impact of accounting changes, the impact of acquisitions and dispositions of a business or asset, charges relating to the disposition by judgment or settlement of material litigation, charges relating to reserve strengthening and adverse dividend or premium development associated with prior accident years, the impact of catastrophes and other extraordinary items and events, and the impact of changes in legislation or regulation.

Section 5. Awards to Participants

Prior to the end of the Designation Period for a Performance Period, the Committee shall allocate in writing, on behalf of each Participant, a percentage of Performance Based Income on which such Participant's award will be based, and may, in its discretion, determine to reserve the discretion ("Negative Discretion") to reduce the amount payable to the Participant below the designated percentage of Performance Based Income. In the event of a Multiple Award Period, prior to the end of the first Designation Period for all included Performance Periods the Committee shall allocate in writing, on behalf of each Participant, a percentage of Performance Based Income for each of the Performance Periods in the Multiple Award Period or, in the alternative, an aggregate formula for the later Performance Periods in the Multiple Award Period based on the total of assigned percentages of Performance Based Income for the then current and the prior Performance Periods included in the Multiple Award Period. In no event shall the sum of the percentages allocated to Participants exceed the percentage determined in Section 4 for any Performance Period, nor shall any exercise of Negative Discretion with respect to one Participant increase the amount payable to any other Participant. In no event shall overlapping Performance Periods or Multiple Award Periods be established for a Participant. The Committee shall set a maximum amount payable (the "Cap") for each Participant for each Performance Period, which shall not exceed $3,000,000 per year or a pro rata portion thereof for Performance Periods which are greater or less than one year.

Section 6. Performance Period

The term "Performance Period" means a period established by the Committee during which performance will be measured for purposes of determining the extent to which one or more Participants will receive awards under this Plan. Generally, a Performance Period shall be the twelve-month period commencing January 1 of a calendar year and ending on December 31 of such calendar year. In addition, the Committee may establish Performance Periods beginning and/or ending on other dates (including without limitation Performance Periods of less or more than one calendar year). Furthermore, the Committee may designate Participants for future Performance Period awards (a "Multiple Award Period").

Section 7. Payment of Bonus Awards Under the Plan

(a)   Following the completion of each Performance Period, the Committee shall certify in writing (i) the amount, if any, of Performance Based Income for such Performance Period and (ii) the bonus awards that are consequently payable to the Participants according to the pre-established formulae.

(b)   Except as provided in Section 8 of this Plan, each Participant shall receive payment, subject to all required tax withholdings, of his or her bonus award as soon as practicable following the determination of the amount of such award.

Section 8. Deferral of Payment of Awards

Subject to applicable provisions of the Code and the Regulations (and any applicable Notices), the Committee, in its discretion, may allow any Participant, on such terms and conditions as the Committee may determine, to elect to defer payment of all or part of any award which such Participant might earn with respect to a Performance Period (together with interest thereon from the date as of which the award would have been paid but for such Participant's election to defer payment at the rate, if any, fixed by the Committee) by complying with such procedures as the Committee may from time to time prescribe.

Section 9. Separation From the Corporation and Its Subsidiaries

(a)   Participants who cease to be employed by the Corporation or its subsidiaries prior to the end of a Performance Period, other than due to retirement under any retirement plan maintained by the Corporation or any of its subsidiaries under which such Participant is covered, death or disability (as defined in any disability plan of the Corporation or any of its subsidiaries applicable to the Participant), shall not be eligible to receive a bonus award for the Performance Period in which such termination of employment occurs; provided, that the Committee may, in its sole discretion, determine that such a Participant shall receive a bonus award based upon Performance Based Income for either the entire Performance Period or the portion thereof preceding such termination of employment.

(b)   Participants who cease to be employed by the Corporation or its subsidiaries prior to the end of a Performance Period due to retirement under any retirement plan maintained by the Corporation or any of its subsidiaries under which such Participant is covered, death or disability (as defined in any disability plan of the Corporation or any of its subsidiaries applicable to the Participant) shall receive a bonus award which is prorated to the date of cessation of employment, but based upon Performance Based Income for either the entire Performance Period or the portion thereof preceding such retirement, death or disability, as determined by the Committee in its sole discretion.

(c)   Any Participant may designate in writing the beneficiary of the unpaid amount of a bonus award (including the amount of any bonus award which was previously deferred) in case of death and if no designation has been made, or if any such designation shall become ineffective, any such unpaid amount will be paid to the Participant's estate. Such designation shall be effective upon receipt thereof by the Corporation. Any such designation may be revoked in writing by a Participant at any time without the consent of any such beneficiary.

Section 10. Amendments

The Committee may amend this Plan at any time, provided that such changes may be made consistent with the provisions of Section 162(m) of the Code and the Regulations without adversely affecting the ability of the Corporation to deduct the compensation which may be paid pursuant to this Plan for federal income tax purposes. The Committee may also amend this Plan as it deems necessary or appropriate to comply with any applicable provisions of the Code or the Regulations (and any applicable Notices) in relation to the ability to defer award payments. If the Code or the Regulations would require stockholder approval of such amendment in order for payments under this Plan to be deductible, then no such amendment shall be effective without such approval.

Section 11. Termination

The Board of Directors of the Corporation may terminate this Plan at any time. No termination of this Plan shall adversely affect the right of any person to receive any award for a Performance Period or Periods for which such person had been designated under Section 3 of this Plan, or amounts previously awarded to such person but deferred in accordance with Section 8 of this Plan plus any interest thereon.

Section 12. Miscellaneous

(a)   Nothing contained in this Plan shall be construed as giving any executive officer of the Corporation the right to participate in this Plan or to continued employment or any interest in any asset of the Corporation or any of its subsidiaries, nor to prevent the Corporation or any of its subsidiaries or affiliates from taking any action which it deems to be appropriate or in its best interests, whether or not such action would have an adverse effect on this Plan or the amounts payable hereunder.

(b)   This Plan shall be unfunded and the Corporation shall not be required to establish any segregation of assets to assure payment of any awards made hereunder.

(c)   A Participant may not sell, transfer or assign any right or interest in this Plan except as provided in Section 9(c) hereof and any attempted sale, transfer or assignment shall be null and void.

(d)   This Plan shall be governed by and construed in accordance with the laws of the State of New York and the applicable provisions of the Code and the Regulations.

Section 13. Effective Date

This Plan, as amended, shall be effective as of January 1, 2005, subject to the subsequent approval hereof by the Corporation's stockholders at the 2005 Annual Meeting of Shareholders and, if so approved, shall remain in effect until terminated in accordance with Section 11 hereof.

LOEWS CORPORATION   Proxy

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby constitutes and appoints Gary W. Garson, Peter W. Keegan and Kenneth J. Zinghini and each of them, each with full power of substitution, true and lawful attorneys, agents and proxies with all the powers the undersigned would possess if personally present, to vote all shares of Common Stock of the undersigned in Loews Corporation at the Annual Meeting of Shareholders to be held at The Regency Hotel, 540 Park Avenue, New York, New York, on May 10, 2005, at 11:00 A.M., New York City time, and at any adjournments thereof, upon the matters set forth in the Notice of Meeting and accompanying Proxy Statement and, in their judgment and discretion, upon such other business as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed by the undersigned shareholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS, "FOR" PROPOSALS 2, 3 and 4 AND "AGAINST" PROPOSALS 5, 6, 7 and 8.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE
PLEASE SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY

Address Change/Comments (Mark the corresponding box on the reverse side)

Mark Here for Address Change or Comments ☒
PLEASE SEE REVERSE SIDE

The Board of Directors recommends a vote FOR Items 1, 2, 3 and 4

Item 1-ELECTION OF DIRECTORS

Nominees:				**FOR**	**WITHHELD FOR ALL**
	03) C.M. Diker	06) P.A. Laskaway	09) J.S. Tisch		
01) J.L. Bower	04) P.J. Fribourg	07) G.R. Scott	10) J.M. Tisch	☐	☐
02) J. Brademas	05) W.L. Harris	08) A.H. Tisch	11) P.R. Tisch		

WITHHELD FOR: (Write that Nominee's name in the space provided.)

____

	FOR	**AGAINST**	**ABSTAIN**
Item 2-RATIFY DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS	☐	☐	☐
Item 3-APPROVE AMENDED AND RESTATED STOCK OPTION PLAN	☐	☐	☐
Item 4-APPROVE AMENDED AND RESTATED INCENTIVE COMPENSATION PLAN FOR EXECUTIVE OFFICERS	☐	☐	☐

The Board of Directors recommends a vote AGAINST Items 5, 6, 7, and 8

	FOR	**AGAINST**	**ABSTAIN**
Item 5-SHAREHOLDER PROPOSAL-CUMULATIVE VOTING	☐	☐	☐
Item 6-SHAREHOLDER PROPOSAL-POLITICAL CONTRIBUTIONS	☐	☐	☐
Item 7-SHAREHOLDER PROPOSAL-ENVIRONMENTAL TOBACCO SMOKE	☐	☐	☐
Item 8-SHAREHOLDER PROPOSAL-CIGARETTE IGNITION PROPENSITY	☐	☐	☐

Please sign EXACTLY as name appears on this Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.

Signature(s) ______________________________ Dated: ____________ ,2005

COMMON STOCK

CAROLINA GROUP STOCK

LOEWS CORPORATION | Proxy

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby constitutes and appoints Gary W. Garson, Peter W. Keegan and Kenneth J. Zinghini and each of them, each with full power of substitution, true and lawful attorneys, agents and proxies with all the powers the undersigned would possess if personally present, to vote all shares of Carolina Group Stock of the undersigned in Loews Corporation at the Annual Meeting of Shareholders to be held at The Regency Hotel, 540 Park Avenue, New York, New York, on May 10, 2005, at 11:00 A.M., New York City time, and at any adjournments thereof, upon the matters set forth in the Notice of Meeting and accompanying Proxy Statement and, in their judgment and discretion, upon such other business as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed by the undersigned shareholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS, “FOR” PROPOSALS 2, 3 and 4 AND “AGAINST” PROPOSALS 5, 6, 7 and 8.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE
PLEASE SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY

Address Change/Comments (Mark the corresponding box on the reverse side)

Mark Here
for Address   ☒
Change or
Comments
PLEASE SEE REVERSE SIDE

The Board of Directors recommends a vote FOR Items 1, 2, 3 and 4

The Board of Directors recommends a vote AGAINST Items 5, 6, 7, and 8

Item 1-ELECTION OF DIRECTORS

Nominees:

			FOR	**WITHHELD FOR ALL**
03) C.M. Diker	06) P.A. Laskaway	09) J.S. Tisch	☐	☐
01) J.L. Bower	04) P.J. Fribourg	07) G.R. Scott	10) J.M. Tisch
02) J. Brademas	05) W.L. Harris	08) A.H. Tisch	11) P.R. Tisch

WITHHELD FOR: (Write that Nominee's name in the space provided.)

_____

	FOR	AGAINST	ABSTAIN
Item 2-RATIFY DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS	☐	☐	☐
Item 3-APPROVE AMENDED AND RESTATED STOCK OPTION PLAN	☐	☐	☐
Item 4-APPROVE AMENDED AND RESTATED INCENTIVE COMPENSATION PLAN FOR EXECUTIVE OFFICERS	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Item 5-SHAREHOLDER PROPOSAL-CUMULATIVE VOTING	☐	☐	☐
Item 6-SHAREHOLDER PROPOSAL-POLITICAL CONTRIBUTIONS	☐	☐	☐
Item 7-SHAREHOLDER PROPOSAL-ENVIRONMENTAL TOBACCO SMOKE	☐	☐	☐
Item 8-SHAREHOLDER PROPOSAL-CIGARETTE IGNITION PROPENSITY	☐	☐	☐

Please sign EXACTLY as name appears on this Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.

Signature(s) _____   Dated: _____ ,2005

CAROLINA GROUP STOCK